
07051656

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **April 2007**

Commission File Number **001-32412**


SEC MAIL PROCESSING
RECEIVED
APR 24 2007
WASH. D.C.
186
SECTION

GLENCAIRN GOLD CORPORATION
(Translation of registrant's name into English)

500 – 6 Adelaide St. East
Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82: ____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

By: 

Lorna MacGillivray
Corporate Secretary and General Counsel

Date: April 23, 2007

EXHIBIT INDEX

1 2006 Annual Report to Shareholders



GLENCAIRN
GOLD CORPORATION

value
through
operations

Glencairn Gold Corporation Annual Report

2006



Company Profile

Glencairn Gold Corporation is a growing gold producer focusing its mining and exploration activities in Central America. The Company operates the Bellavista Mine in Costa Rica and the Limon Mine in Nicaragua. The Company is also studying the potential conversion to conventional milling and expansion of a third mine, the Libertad Mine, also in Nicaragua. Its renewed emphasis on exploration centres on its Mestiza gold property 70 kilometres by road from the Limon Mine and the exploration potential of its large Libertad land position. Glencairn also holds a 60% interest in Cerro Quema, an advanced-stage gold property in Panama. The Company focuses on efficient, productive mining practices to establish a firm base of quality operations. Glencairn is committed to growth by optimizing current operations and expanding mineral reserves and resources at existing mines and exploration projects.

NICARAGUA

MANAGUA

N

COSTA RICA

SAN JOSÉ

PANAMA CITY

PANAMA

50km

LIMON MINE

The Limon Mine has produced more than 3 million ounces of gold since 1941. Glencairn acquired the operation in 2003, and it has been a consistent producer for the Company ever since.

MESTIZA PROJECT

Mestiza is a mid-stage gold project only 70 kilometres by road from the Limon Mine. Glencairn is fast-tracking the project through the late-stage exploration/development phase. The project holds the potential to become a significant contributor to Limon's overall annual production.

LIBERTAD MINE

Acquired in mid-2006, the Libertad Mine and the large prospective land package surrounding the operation represent significant potential for Glencairn. With operations currently suspended, the Company is examining the potential to convert this former heap leach operation to conventional milling.

CERRO QUEMA PROJECT

Cerro Quema is an advanced gold project that has undergone considerable pre-development work in the past. Glencairn acquired a 60% interest in the project in mid-2006.

BELLAVISTA MINE

Bellavista completed its first full year of operation in 2006. This open-pit, heap-leach mine with a secondary grinding circuit is being fine-tuned to improve recoveries.

operating and developing gold mines in the americas

2006 Highlights

- Doubled Gold Production in 2006
- Acquired Libertad Mine in Nicaragua
- Raised $16.2 Million Financing
- Strengthened Operations Team
- Completed First Full Year of Bellavista Operations
- Renewed Emphasis on Exploration

All currency amounts are in US dollars unless indicated otherwise.

Letter to Shareholders



To Shareholders of Glencairn Gold Corporation,

Over the course of the past year, Glencairn Gold Corporation has undergone a significant transformation. We have worked towards establishing a solid platform for growth by broadening our base with new mining, development and exploration properties supported by a strong, experienced senior operational team.

The acquisition of the Libertad Mine in Nicaragua and Cerro Quema in Panama were key elements in our base-building strategy. These acquisitions added advanced stage gold projects that allowed us to strengthen our project pipeline. We believe that with the new management team and the acquisitions made last year, we have firmly established our path for growth. Our goal with existing assets is to reach annual production of more than 200,000 ounces during the course of the next few years.

Glencairn continues to focus its operations in Central America. This area has proven to be stable and investment-friendly. In Nicaragua, where a recent election installed a new Sandinista Government, our experience has been very positive. We have met with representatives of the new government on several occasions and have received its cooperation and support for our operations.

At the beginning of 2006, Glencairn had two operating mines, the underground Limon Mine in Nicaragua and the Bellavista Mine, a new open pit operation, in Costa Rica. By year-end, the Company had added the Libertad Mine, along with its accompanying land package of numerous exploration targets in Nicaragua; the advanced stage Cerro Quema Project in Panama and the Mestiza Project near our operating Limon Mine.

To fund the Libertad and Cerro Quema acquisitions, Glencairn issued 32 million common shares to the previous owner, Yamana Gold Corporation, and raised $16.2 million by way of an equity financing to properly capitalize the Company to cover the development costs of the new acquisitions.

Our goal with existing assets is to reach annual production of more than 200,000 ounces during the course of the next few years.

With these acquisitions, the Company delivered on its commitment to shareholders in last year's annual report that it would complete at least one major acquisition during 2006. We fell short on delivering the bottom-line financial results we had anticipated. For the year ended, December 31, 2006, Glencairn posted a net loss of $7.4 million compared to a net loss of $4.1 million in 2005. The overall net loss was the result of operating costs at the Libertad Mine and a $2.8 million provision covering estimated costs in respect of remediation of property the Company held in Manitoba. The Limon Mine generated earnings from mining operations



As the Company expanded its asset base in 2006 we also added strength and depth to our senior management team.

of $1.9 million and the Bellavista Mine had $5.6 million in earnings from mining in 2006.

We were pleased with the growth in revenues that nearly tripled to $52.2 million in the latest year compared to $19.4 million in 2005.

Glencairn's overall 2006 gold sales totalled 86,536 ounces, which was below the 100,000 ounces forecasted, at a cash operating cost of $452 per ounce sold. Glencairn's production shortfall and higher costs in 2006 can be attributed to lower recoveries at the Bellavista Mine, a 43-day work stoppage and slightly lower mining grades at Limon Mine together with high operating costs at the Libertad Mine.

As the Company expanded its asset base in 2006 we also added strength and depth to our senior management team. A new Chief Operating Officer, Graham Speirs, and new Chief Financial Officer, Denis Arsenault, were appointed. Glencairn President and co-founder Kerry Knoll assumed the role of Chairman. Ian McDonald stepped down as Chairman but continues to serve as a director.



We plan to deliver on these commitments to shareholders by focusing on efficient, productive practices at our existing mine operations.



Long-time Board member John Kalmet has relinquished his position and we would like to acknowledge his considerable contributions to the Company over the years. The Board appointed Peter Tagliamonte as the new President and Chief Executive Officer. Mr. Tagliamonte is a successful mining engineer credited with some key turnarounds, the most recent being the Jacobina Mine in Brazil formerly owned by Desert Sun (now part of Yamana Gold).

As we move into 2007 Glencairn looks forward to a challenging and rewarding year. We will focus our strategy of firmly establishing three main areas of operations and exploration: the Limon Mine Area including the Mestiza Project in Nicaragua; the Bellavista Mine Area; and the Libertad Area which, pending a positive feasibility study, may see the start of a major capital project to construct a milling facility.

A $2.2 million dollar exploration program, primarily for the Nicaraguan properties, was initiated in January of 2007 and we will continue to evaluate the potential of our properties in Nicaragua, Costa Rica and Panama. We also plan on initiating work on a fourth operational area at the Cerro Quema Project in Panama.

We plan to deliver on these commitments to shareholders by focusing on efficient, productive practices at our existing mine operations. This will be coupled with sound exploration programs aimed at increasing Glencairn's mineral reserve and resource base and sustaining our growth strategy. Glencairn will continue to consider strategic acquisitions as well as mergers that blend with the company's strategy of growth.

As we mentioned at the outset, 2006 was a year in which we built a sound base for Glencairn to move forward. We believe we have assembled a solid group of assets and a top-notch operating team that will drive shareholder value in the future. Our commitment to Glencairn shareholders is clearly spelled out on the front cover of this annual report. We plan to deliver on our promises by building "Value Through Operations."

On behalf of the Board of Directors,

Kerry Knoll
Chairman

Peter Tagliamonte
President and CEO

April 2, 2007

Bellavista Mine Costa Rica



In 2006, the Bellavista Mine in Costa Rica completed its first full year of operations. Bellavista is a heap leach operation with a secondary circuit to grind higher grade feed that is blended with crushed material and loaded on the leach pads. The mine is in the Montes de Oro (Gold Hills) 70 kilometres west of the Costa Rican capital of San Jose.

Gold sold from Bellavista during 2006 totalled 38,830 ounces at a realized price of $595 per ounce for total revenue of $23.1 million.

Gold sold during 2006 totalled 38,830 ounces at a realized price of $595 per ounce for total revenue of $23.1 million. The mine generated earnings from mining operations of $5.6 million. Cash operating costs per ounce sold were $316, down from the $351 level of the previous year. Gold output was lower than expected in 2006 because of a delay in the delivery of a mill and mechanical problems in the secondary crusher that affected first-half production and lowered overall recoveries. With the grinding mill now fully operational, recoveries are expected to improve in 2007.

On the exploration front, Glencairn has identified the old Montezuma underground mine as an exploration drill target for high-grade quartz veins.



The proven and probable mineral reserves as at December 31, 2006 were 7,867,800 tonnes grading 1.44 g/t containing 365,500 ounces of gold. (For further details, see accompanying tables on the page entitled "Mineral Reserves and Mineral Resources.")

On the exploration front, Glencairn has identified the old Montezuma underground mine as an exploration drill target for high-grade quartz veins. It lies immediately south of the Bellavista deposit and has reported historical production of approximately 100,000 ounces of gold.


CAT

Limon Mine Nicaragua

Gold sold during 2006 totalled 33,067 ounces at a realized price of $605 per ounce for total revenue of $20.0 million.

The Limon Mine has been a workhorse of an operation. It has produced approximately three million ounces of gold from three separate veins over a continuous span of more than six decades. Last year was the mine's third full year of operation under Glencairn ownership.

Gold sold during 2006 totalled 33,067 ounces at a realized price of $605 per ounce for total revenue of $20.0 million. The mine generated earnings from mining operations of $1.9 million. Cash operating costs per ounce sold increased to $469 from $370 in 2005. This increase was due in part to lower mined grades, but primarily to illegal road blockades that lead to temporary mine shutdowns, totalling 43 days, the equivalent of 4,420 ounces of lost production. In 2005, Limon produced 39,478 ounces of gold at cash operating costs of $370 per ounce.

The primary source of mill feed over the past three years has been the Talavera Vein. To supplement



The Limon Mine has produced approximately three million ounces of gold from three separate veins over a continuous span of more than six decades.



Talavera production and replace it once it is mined out, Glencairn has been developing the nearby Santa Pancha Deposit. Access is by way of a 591-metre-long ramp to a vertical depth of 90 metres. Full production began late in the first quarter of 2007.

By year-end, proven and probable mineral reserves at Limon were 1,178,000 tonnes grading 5.26 grams per tonne gold (g/t), or approximately 199,300 contained ounces compared to 1,299,300 tonnes grading 5.34 g/t or approximately 223,100 contained ounces at year-end 2005. (For further details, see accompanying tables on the page entitled "Mineral Reserves and Mineral Resources.") 2006 reserve estimates assumed a gold price of US$550 per ounce.

Exploration at Limon is focused on building the mineral reserve/mineral resource base. One of the key objectives is to upgrade the number of ounces of gold in the Inferred Mineral Resource category to the Indicated Mineral Resource category and, of course, ultimately to the Mineral Reserve category. Targets include the Victoria area west of the Talavera mine and the Talavera underground to test for local extensions of known mineralization in the producing mine area. The Company also continues to investigate the source of high-grade gold samples from surface boulders. Drilling at Talavera began in February of this year.

A consultant's evaluation recently confirmed that gold mineralization at Victoria identified in a 2004 drill program continues through this structurally complex area.

Replacing reserves as they are mined is typically achieved through success in ongoing exploration. At Limon, reserve replacement also occurs through "mining gains." For example, in 2006 significant open-pit production and pockets of underground mineralized material found in the course of mining resulted in Limon effectively replacing 31% of the tonnes mined and 45.5% of the gold ounces that were produced.

La Libertad Mine Nicaragua

Glencairn acquired the Libertad Mine in early July 2006. The mine is approximately 110 kilometres due east of Managua, the capital city of Nicaragua, and a five-hour drive from Glencairn's Limon Mine. The proximity of the two mines allows for significant opportunities to cut costs by centralizing such functions as accounting, purchasing, administration and several other areas.

Following the acquisition in July, Glencairn immediately initiated improvements that included accelerated stripping in the main pit, upgrading the crushing and screening circuit and construction of permanent heap leach pads. Extensive metallurgical tests aimed at improving recoveries were immediately undertaken as well. The test work determined that additional crushing of Libertad ore would not generate acceptable recoveries but that grinding would increase gold recoveries to greater than 90%. This is more than double the rates of the crush/heap leach circuit.

The proximity of the two mines allows for significant opportunities to cut costs by centralizing such functions as accounting, purchasing and administration.

Subsequent to year-end, the Company announced plans to suspend operations and, pending positive scoping and feasibility studies, convert to conventional milling.

As part of the feasibility study, an independent consultant will prepare mineral reserves, in



Libertad Mine, Nicaragua Site Plan


48,000E
49,000E
50,000E
Leach Pad
Mojon Trench Area
Crimea
Santa Maria
ADR Plant
50,000N
N
Open Pits
Recent Drilling
Cerro Mojon
Open Pits
49,000N
Esmeralda
500m

accordance with National Instrument 43-101, incorporating the mill recovery rate and operating costs from the feasibility study.

Gold sold from the Libertad Mine during 2006 totalled 14,639 ounces at a realized price of $617 per ounce for total revenue of $9.0 million. The mine produced a loss from mining operations of $5.2 million. Cash operating costs per ounce sold were $776.

Exploration

Shortly after the year-end, Glencairn launched an exploration program at Libertad, the first such activity since the late 1990s. The program consisted of infill drilling on the Crimea and Santa Maria properties approximately 1.2 kilometres to the east of the operating mine and trenching on the potential eastward extension of the primary mill feed source, the Mojon Pit.

The initial Santa Maria drill results revealed excellent grades and widths, including Hole M13 grading 40.2 g/t across 3.1 metres true width, M12 grading 24.5 g/t across 3.5 metres true width and M14 grading 27.4 g/t across 4.6 metres true width. The results from this core drilling program confirm the results from reverse circulation drill holes undertaken on the property in the past.

The planned conversion of Libertad to a conventional milling operation opens up new potential sources of mill feed from underground deposits in addition to the current open pit sources.

The Libertad program also includes:

- In-fill drilling for mine planning purposes
- Metallurgical sampling
- Geological mapping to aid step-out exploration drilling

In 2006, Glencairn commissioned a technical report prepared in accordance with National Instrument 43-101 by independent consultant Scott Wilson RPA. The report concludes that, as of June 30, 2006, La Libertad contains indicated mineral resources of 16,294,000 tonnes grading 1.52 grams per tonne gold for total contained gold of 794,000 ounces. In addition, there is an inferred resource of 4,248,000 tonnes grading 1.68 grams per tonne containing 230,000 ounces of gold. The study assumed a cut-off grade of 0.6 grams per tonne, a $500 gold price and metallurgical recovery of 61%. The Crimea and Santa Maria deposits along with the Mojon deposits comprise the mineral resource base for the Libertad Mine. (For further details, see accompanying tables on the page entitled "Mineral Reserves and Mineral Resources.")

Cerro Quema Project Panama

There are three main gold mineralized areas identified as La Pava, Quema and Quemita Deposits.

The Cerro Quema Project is on the Azuero Peninsula in Los Santos Province of southwestern Panama, about 80 kilometres of mostly paved road southwest of the provincial city of Chitré and about 190 kilometres southwest of Panama City. As at December 31, 2004, proven and probable mineral reserves at Cerro Quema totalled 10.5 million tonnes at an average grade of 1.10 g/t containing 372,500 ounces of gold. (For further details, see accompanying tables on the page entitled "Mineral Reserves and Mineral Resources.") A feasibility study was completed by the previous owner in November 2002. It projected production of approximately 60,000 ounces per year over a mine life of four years.

The project is similar in many ways to Glencairn's Bellavista Mine in Costa Rica. Both are located in rugged terrain that experience occasionally torrential downpours during the rainy season. Both have two distinct seasons: wet and humid from mid-May to November and warm and dry from December to mid-May. The two deposits are of the open-pit, heap-leach type with gold grades of slightly more than 1 g/t. So in several key respects Glencairn already has considerable operating experience with the style of the deposit and the climate.

The discovery dates back to the late 1960s during a United Nations-supported geological survey. Companies such as Cyprus Minerals, Amax Gold and Campbell Resources have all explored the project at various times. Glencairn acquired 60% interest in the Cerro Quema property from Yamana Gold in mid-2006. There are three main gold-mineralized areas identified as La Pava, Quema and Quemita Deposits. Glencairn has updated the economics from the previous feasibility of La Pava Deposit. A feasibility study by the previous owner has also been completed on the Quemita Deposit.

Surface Geology and Deposit Map


Epiclastic Andesite
Quemita
Quema
N
Alteration Zone
La Pava
Dacite and Andesite
Epiclastic Andesite
0
1
2
3
4
kilometres
Gold Deposit
Gold / Copper Occurrence

Mestiza Project Nicaragua

Glencairn plans a drill program aimed at converting inferred mineral resources to the indicated category.



This property is a mid-stage gold project 70 kilometres by road from the Limon Mill. The project includes a 2.4-kilometre-long, gold-bearing structure known as the Tatiana Vein. The vein hosts an inferred resource of 689,700 tonnes grading 10.3 g/t gold containing 228,000 ounces of gold. The deposit is open in both directions and at depth. (For further details, see accompanying tables on the page entitled "Mineral Reserves and Mineral Resources.")

In 2007, the Company plans a drill program with the objective of converting the inferred mineral resource to an indicated mineral resource that would form the basis for an economic evaluation. An internal feasibility would follow to study the viability of mining the deposit and trucking run-of-mine material to the Limon mill. In the event that Mestiza is brought into production, Glencairn anticipates this higher grade material will augment Limon production significantly.

Mestiza Project Long-section Tatiana Vein


Northwest
Southeast
0
100
200
metres
Elevation (metres)
700
600
500
400
300
200
surface
0.28/0.5
2.96/0.8
open
open
open
open
open
< 3.0 g/t Au
3.0 - 5.0 g/t Au
> 5.0 g/t Au
Trench & grab samples
Limits of gold mineralization
Drill hole
Proposed drill hole

Figures such as 23.48/1.0 represent grams gold per tonne over true width in metres

Mineral Reserves and Mineral Resources

as at Dec. 31, 2006

Proven and Probable Mineral Reserves[1, 2, 3, 4]

	Gold Price	Cut-off Grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold (ounces)
Bellavista - proven	$550/oz	0.5	6,947,700	1.42	316,900
Bellavista - probable	$550/oz	0.5	920,100	1.64	48,600
Bellavista Total			**7,867,800**	**1.44**	**365,500**
Limon - proven, underground	$550/oz	3.8	83,400	5.71	15,300
Limon - probable, underground	$550/oz	3.8	1,041,200	5.28	176,600
Limon - probable, open pit	$550/oz	2.9	53,400	4.30	7,400
Limon Total			**1,178,000**	**5.26**	**199,300**
Cerro Quema (100%) - proven	$400/oz	0.43/0.53	5,902,800	1.16	219,600
Cerro Quema (100%) - probable	$400/oz	0.43/0.53	4,595,800	1.03	152,900
Cerro Quema Total			**10,498,600**	**1.10**	**372,500**
Total Proven & Probable					**937,300**

Measured and Indicated Mineral Resources[1, 2, 3, 4]

	Cut-off Grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold (ounces)
Bellavista - Measured	0.5	7,005,000	1.19	268,000
Bellavista - Indicated	0.5	4,111,300	1.16	153,300
Bellavista Total		**11,116,300**	**1.18**	**421,300**
Libertad – Indicated (June 30, 2006)	**0.6**	**16,294,000**	**1.52**	**794,000**
Limon - Measured, underground	4.5	18,600	6.23	3,700
Limon - Indicated, underground	4.5	143,300	7.31	33,700
Limon - Indicated, open pit	2.0	23,200	3.48	2,600
Limon Total		**185,100**	**6.72**	**40,000**
Cerro Quema (100%) - Measured	0.3	8,611,500	1.01	278,400
Cerro Quema (100%) - Indicated	0.3	6,529,400	0.82	173,000
Cerro Quema Total		**15,140,900**	**0.93**	**451,400**
Total Measured and Indicated				**1,706,700**

Inferred Mineral Resources[1, 2, 3, 4]

	Cut-off Grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold (ounces)
Bellavista (None to report)	--	--	--	--
Libertad (June 30, 2006)	0.6	4,248,000	1.68	230,000
Limon - underground	4.5	854,900	6.88	189,200
Mestiza – La India District[5]	4.5	689,700	10.30	228,000
Cerro Quema (100%)	0.3	2,768,800	0.50	44,100
Total Inferred				691,300

La India Historical Estimates[6]

	Cut-off Grade (g/t)	Tonnes	Gold Grade (g/t)	Contained Gold (ounces)
La India - Indicated	4.5	775,400	8.2	205,300
La India - Inferred	4.5	775,400	9.3	231,800

(1) The mineral reserves and resources reported herein are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 ("CIM Standards"). Mineral resources that are not mineral reserves do not have demonstrated economic viability. Note that some numbers in the tables are rounded.

(2) The mineral reserve and mineral resource estimates for the Bellavista and Limon mines set out in the tables above were prepared under the supervision of M. Gareau, P.Geo., and G. Speirs, P.Eng. Both are employees of the Company and the responsible Qualified Persons within the meaning of National Instrument 43-101. M. Gareau is Vice President of Exploration and G. Speirs is Chief Operating Officer. Mineral Resources for Bellavista and Limon are in addition to Mineral Reserves.

(3) The mineral resource estimates for Libertad set out in the tables above are as at June 30, 2006 and were prepared by P. Lacroix, P.Eng., under the auspices of Scott Wilson Roscoe Postle Associates Inc., an independent consultant. Mr. Lacroix, P. Eng., is the Qualified Person within the meaning of National Instrument 43-101 responsible for the technical report and the reported Libertad mineral resources.

(4) The mineral resource and mineral reserve estimates for Cerro Quema were prepared under the supervision of Denis Francoeur, P. Eng., the Qualified Person for RNC Gold Inc., a prior owner of the 60% Cerro Quema interest. Mr. Francoeur is the Qualified Person within the meaning of National Instrument 43-101 responsible for the reported Cerro Quema mineral reserves and resources. Reserves were calculated at a gold price of $400 using 80% gold recoveries. Cerro Quema mineral resources include mineral reserves.

(5) The inferred mineral resource estimate for the Mestiza project was estimated by M. Gareau, P.Geo., Vice President of Exploration for the Company and the responsible Qualified Person within the meaning of National Instrument 43-101. The estimate is based on historical drill data.

(6) The historical mineral resources for the La India Concession set out in the table above were in part estimated by TVX Gold Inc. in 1997 for selected veins; mineral resources for the remaining veins are derived from a joint 1990 Russian-Nicaraguan study. Only the mineral resources from the Russian-Nicaraguan study that correspond to the equivalent CIM Standards, as defined in Note 1 above, of indicated mineral resources and inferred mineral resources are included in the mineral resources reported above; there were no corresponding measured mineral resources. The changes to La India historical estimates compared to last year result from the removal of estimates for the Tatiana Vein (Mestiza Project) that are re-estimated and reported under Inferred Mineral Resources above. La India mineralized material is not treated as a current mineral resource estimate by the Company and is considered an historic estimate. The Company has not done the work necessary to verify the classification of the resource. While the Company believes that the historical resource is relevant, it should not be relied upon.

Social and Environmental Responsibility

We offer social services, educational opportunities, technical training and small-scale business opportunities.



Glencairn Gold Corporation considers good corporate citizenship a central feature of its operating mandate. It begins at the mine site, where we pledge to provide safe operating conditions in a team-building environment. We try to reach out and provide positive change within the broader community as well. At this level, we seek to offer social services, educational opportunities, technical training and small-scale business opportunities. And, of course, sound environmental practices are a key emphasis in and around all our mines. We are especially proud of the fact that our environmental commitment has been recognized by the Director of Mines in Manitoba. In praising Glencairn's remediation and rehabilitation efforts around one of our sites in Manitoba, the Minister noted that Glencairn provides "a positive picture, and sets an example for other junior companies."



Glencairn President and CEO Peter Tagliamonte met with a senior representative of Nicaragua's Sandinista party following their electoral victory late in 2006.

LIMON

At the Limon Mine Glencairn established formal mine rescue teams, implemented a bonus system to stimulate safety awareness, initiated quarterly prizes to accident-free departments and set up a management/labor safety committee.

All these initiatives helped reduce accident frequency and led to the awarding to Limon of a national safety award from the Nicaraguan government.

On the broader community level, Glencairn continued with programs established in prior years as well as adding new initiatives in the communities in the Limon Mine area. Glencairn supplies a daily breakfast to several hundred school children as well as providing medical assistance, food and medicines to the elderly

At the Limon Mine, Glencairn established formal mine rescue teams and implemented a bonus system to stimulate safety awareness.

and to people of the communities deemed to be in extreme poverty. For the towns surrounding the Limon Mine, Glencairn provides employment funds to Community Councils. This funding is used in social development programs.

The list of community aid programs that Glencairn supports and participates in for the Limon Mine area continues to grow.

The current Glencairn Programs include:

- A Technical Training Institute in Limon. An agreement has been signed with the Nicaraguan Ministry of Education and the program to create permanent facilities to train young people for the welding trades should be implemented in 2007.
- Assistance in coordinating, through a Canadian charity group, the delivery of blood dialysis and general hospital equipment for the city of Limon Hospital.
- Provision of sport equipment and gear to organized sport organizations.
- Provision of power and fresh water to the Limon and Santa Pancha communities.



BELLAVISTA

In Costa Rica Glencairn has made a strong commitment to protecting the environment and meeting or exceeding all environmental regulations. The Bellavista Mine Environmental Impact Study approved in 2001 was considered by the Costa Rican Government as the most comprehensive study of its kind. Our goal is to leave the smallest "footprint" possible, estimated at about 85 hectares in total, with a reforestation program already planned following closure. Environmental work occurs as an ongoing part of regular operating activities.

The following initiatives have been undertaken:

- In the Bellavista Mine influence area Glencairn has funded works for a total of $450,000 (water supply piping, motor grader, garbage collection truck, City Hall improvement, graveyard improvement).
- Glencairn funds yearly scholarships for low-income students, 40 scholarships per year for English language training and technical studies scholarships for employees' relatives.

Bellavista Mine Environmental Impact Study approved 2001 - considered the most comprehensive study of its kind.

- The funding of painting and arts workshops in most schools of the district.
- Sponsorship of several volleyball teams, including one local team that achieved national ranking.
- Permanent support to seven existing Development Associations in the district.
- School-based environmental training program, development of a tree nursery by school children aimed to compete for a National Environmental award granted by the Costa Rican Government.



Management's Discussion and Analysis of Financial Position and Operating Results

The following discussion and analysis of the financial position and operating results of Glencairn Gold Corporation ("Glencairn" or the "Company") is prepared as at March 31, 2007, and should be read in conjunction with the Company's audited consolidated financial statements and related notes thereto for the year ended December 31, 2006 which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. All dollar amounts are US dollars unless otherwise indicated. Additional information relating to the Company, including the Company's annual information form, is available on SEDAR at www.sedar.com.

OVERVIEW

Glencairn is a gold producer with three mines in Central America. The Limon Mine in Nicaragua has been in continuous production since 1941 and has been owned by Glencairn since late 2003. The Bellavista Mine in Costa Rica was constructed by the Company and entered into commercial production in December 2005. In July 2006 the Libertad Mine was purchased along with a 60% interest in Cerro Quema, an advanced gold project in Panama. During the year the Company also acquired the Mestiza exploration property in Nicaragua. The combination of Bellavista entering commercial production and the acquisition of the Libertad Mine resulted in a doubling of the Company's gold output in 2006 compared to 2005. The Company is focusing on optimizing its current operating mines in terms of efficiencies, operating costs and production. The Company recently announced that, effective the end of March 2007, mining operations at the Libertad Mine will be suspended while the Company investigates converting the heap-leach mine to a conventional milling operation. The Company's objective is to become a significant gold producer through the expansion of existing operations, the development of advanced stage projects and strategic acquisitions or mergers.

LIBERTAD AND CERRO QUEMA ACQUISITION AND FINANCING

On July 6, 2006, the Company acquired a 100% interest in the Libertad gold mine in Nicaragua and a 60% interest in the Cerro Quema advanced gold project in Panama. Total consideration for the Libertad and Cerro Quema properties was 32 million Glencairn common shares valued at $20,889,000.

The results of operations of the acquired assets are included in the consolidated financial statements of Glencairn from the date of acquisition.

The purchase consideration of $20,889,000 has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management's best estimates and taking into account all available information at the time these consolidated financial statements were prepared. Glencairn has undertaken an independent valuation of the acquired assets and the information obtained from this work, which is expected later in 2007, may result in a final purchase price allocation which may require some changes to the value allocated to tangible assets and liabilities. This process will be performed in accordance with the recent accounting pronouncement relating to "Mining assets – Impairment and Business Combinations" (Emerging Issues Committee Abstract 152).

In conjunction with the acquisition, on July 6, 2006, the Company also made a private placement of 30 million subscription receipts at a price of Cdn$0.60 per subscription receipt for gross proceeds of $16.2 million (Cdn$18 million). Each subscription receipt entitled the holder to acquire one common share and one-half common share purchase warrant, without payment of additional consideration. These subscription receipts were converted to shares on closing of the acquisition. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.80 until the earlier of:

(i) July 6, 2008; or

(ii) At the option of Glencairn, a date that is 30 days following provision of notice to warrant holders from the Company that the closing price of its common shares on the Toronto Stock Exchange has been at least Cdn$1.20 for 30 consecutive trading days.

Yamana Gold Inc., ("Yamana") the seller of Libertad and Cerro Quema, also participated in the private placement. At completion of the acquisition, Yamana beneficially owned 42,022,500 common shares of Glencairn, representing 17.9% of the issued and outstanding shares of Glencairn, and have warrants to acquire an additional 2,100,000 common shares. Yamana has the right to participate in future Glencairn equity financings to maintain its pro rata interest in Glencairn and has the right, on an annual basis, to appoint a representative to the Glencairn Board of Directors so long as it maintains a greater than 10% interest in the Company.

MESTIZA ACQUISITION

On September 6, 2006, Glencairn acquired an option to purchase 100% of the Mestiza property in Nicaragua. The property represents a key block of ground covering approximately half the strike length of a 2.4 kilometer-long, gold-bearing structure known as the Tatiana Vein. The remainder of the Tatiana Vein is on the La India property already held by Glencairn. Along half its strike length, including the Mestiza portion, the Tatiana Vein hosts an inferred mineral resource of 689,700 tonnes grading 10.3 grams per tonne gold containing 228,000 ounces of gold. The deposit is open in both directions and at depth. Michael Gareau, Glencairn Vice President, Exploration, and a Qualified Person within the meaning of National Instrument 43-101 has reviewed and approved these statements.

The agreement with the Mestiza property owners requires Glencairn to pay $2.1 million in installments as follows; $0.2 million upon signing, $0.3 million in 12 months, $0.3 million in 24 months, $0.1 million in 30 months, $0.9 million in 36 months and $0.3 million in 42 months. Upon payment of the final installment on March 6, 2010, the Company will have full rights to exploit the property. If the Company chooses at any time to not pay any of the remaining installments, the property will revert back to the original owners. There is a net smelter return royalty of 1.5% payable on gold production from the property. The Company will begin a drilling program in 2007 with the objective to upgrade the mineral resource to mineral reserves. This will be followed by an internal feasibility study on the viability of mining and truck haulage to the Limon mill.

SELECTED ANNUAL INFORMATION

		2006		2005		2004
Gold sales (ounces)		**86,536**		43,228		47,983
Average spot gold price ($/ounce)	**$**	**603**	$	445	$	410
Average realized gold price ($/ounce)	**$**	**603**	$	448	$	410
Cash operating costs ($/ounce)	**$**	**452**	$	369	$	308
Total cash costs ($/ounce)	**$**	**477**	$	393	$	331
($ in thousands, except per share amounts)						
Sales	**$**	**52,150**	$	19,383	$	19,669
Cost of sales	**$**	**39,148**	$	15,931	$	14,770
Net loss	**$**	**(7,406)**	$	(4,077)	$	(8,594)
Loss per share – basic and diluted	**$**	**(0.04)**	$	(0.03)	$	(0.06)
Cash	**$**	**9,567**	$	6,799	$	13,728
Working capital	**$**	**13,634**	$	6,144	$	18,693
Total assets	**$**	**105,360**	$	70,239	$	60,973

REVIEW OF ANNUAL FINANCIAL RESULTS

The last two years have been a growth period for the Company. In December 2005 the Bellavista Mine started commercial operations followed in 2006 by a $16.2 million financing, the acquisition of the Libertad Mine and 60% owned Cerro Quema advanced gold project in Panama and the Mestiza property option. The rise in gold prices and the increased production from Bellavista and the Libertad mines in 2006 have resulted in substantially increased sales and production over the previous year. The Limon Mine generated $1.9 million in earnings from mining operations (2005 - $1.4 million) and Bellavista $5.6 million (2005 - $0.2 million) both improvements over the previous year. The earnings and cash flow, however, were negatively impacted by the high operating costs of the Libertad Mine which incurred a $5.2 million loss from mining operations from the acquisition date (July 6, 2006) to the end of December 2006. Earnings in 2006 were also negatively impacted by the recording of a $2.8 million fourth quarter provision to cover the estimated costs in respect to future remediation of its Manitoba properties.

Accounts receivable at December 31, 2006 totalled $5,300,000 (2005 - $1,610,000) and the increase of $3,690,000 is attributable to an outstanding receivable on warrants exercised at the end of December 2006 of $2,013,000 (funds were sent to the Company's transfer agent and received by the Company in January 2007) and the acquisition of the Libertad Mine.

Product and supplies inventory increased by $4,822,000 to $13,990,000 at the end of December 2006 compared to 2005. The increase is mainly attributable to the Libertad Mine acquisition.

SUMMARY OF QUARTERLY RESULTS

2006		Q1		Q2		Q3		Q4		Total
Gold sales (ounces)		20,746		20,137		22,787		22,866		86,536
Average spot gold price ($/ounce)	$	554	$	628	$	622	$	614	$	603
Average realized gold price ($/ounce)	$	555	$	618	$	618	$	618	$	603
Cash operating costs ($/ounce)	$	352	$	320	$	528	$	586	$	452
Total cash costs ($/ounce)	$	371	$	344	$	555	$	614	$	477
Gold produced (ounces)		18,382		21,127		23,106		23,805		86,420
($ in thousands except per share amounts)										
Sales	$	11,511	$	12,441	$	14,075	$	14,123	$	52,150
Cost of Sales	$	7,295	$	6,436	$	12,026	$	13,391	$	39,148
Net earnings (loss) for the period	$	1,770	$	2,051	$	(3,182)	$	(8,045)	$	(7,406)
Earnings (loss) per share - basic and diluted	$	0.01	$	0.01	$	(0.01)	$	(0.05)	$	(0.04)

2005		Q1		Q2		Q3		Q4		Total
Gold sales (ounces)		12,235		9,657		9,598		11,738		43,228
Average spot gold price ($/ounce)	$	428	$	427	$	439	$	485	$	445
Average realized gold price ($/ounce)	$	428	$	429	$	441	$	491	$	448
Cash operating costs ($/ounce)	$	297	$	347	$	409	$	428	$	359
Total cash costs ($/ounce)	$	321	$	374	$	437	$	449	$	384
Gold produced (ounces)		11,384		9,669		9,814		12,482		43,349
($ in thousands except per share amounts)										
Sales	$	5,237	$	4,143	$	4,237	$	5,766	$	19,383
Cost of Sales	$	3,637	$	3,349	$	3,926	$	5,019	$	15,931
Loss for the period	$	(226)	$	(1,401)	$	(987)	$	(1,463)	$	(4,077)
Loss per share - basic and diluted	$	(0.00)	$	(0.01)	$	(0.01)	$	(0.01)	$	(0.03)

FOURTH QUARTER 2006 REVIEW

Sales increased by $8,357,000 to $14,123,000 in Q4 2006 compared to Q4 2005 sales of $5,766,000. Gold sold increased by 11,128 ounces and the realized price increased $127 to $618 per ounce. In December 2005 the Bellavista Mine commenced commercial production and this accounted for the increase in gold sales beginning in the first quarter of 2006 compared to the previous four quarters in 2005. In July of 2006 the Libertad Mine was acquired and this accounted for the increase in sales in Q3 and Q4 of 2006 compared to the previous two quarters of 2006 and the prior year.

Cost of sales increased by $8,372,000 or 167% to $13,391,000 in Q4 2006 compared to Q4 2005 and cash operating costs increased by $158 to $586 per ounce. The increase in cost of sales and cash operating costs is attributable to the Bellavista and Libertad mines that had no comparable data in Q4 of 2005. In the prior year the Bellavista cost of sales was only included in December 2005 figures, its first month of commercial production. The high mining and production costs at the Libertad Mine have negatively affected the cost of sales in both Q3 and Q4 compared to the previous two quarters of 2006. Lower grades and higher costs for fuel and supplies at the Limon Mine also contributed to the increase in the cash operating costs per ounce.

The net loss in Q4 of 2006 includes a $2.8 million provision for environmental remediation to cover the estimated future costs of the Company's remaining Keystone properties in Manitoba.

RESULTS OF OPERATIONS

Limon Mine

	2006	2005	Change	% Change
Gold sold (ounces)	**33,067**	39,478	(6,411)	(16%)
Pre-production gold ounces sold*	**1,095**	-	1,095	-
Realized price per ounce	**$ 605**	$ 443	$ 162	37%
Cash operating cost per ounce	**$ 469**	$ 370	$ 99	27%
Total cash cost	**$ 507**	$ 397	$ 110	28%
Tonnes milled	**295,562**	311,350	(15,788)	(5%)
Ore grade (g/tonne)	**4.4**	4.7	(0.3)	(6%)
Recovery (%)	**83.3**	83.8	(0.5)	(1%)
($ in thousands)				
Sales	**$ 20,003**	$ 17,474	$ 2,529	14%
Cost of sales	**15,510**	14,615	895	6%
Royalties and production taxes	**1,250**	1,040	210	20%
Depreciation and depletion	**1,283**	1,217	66	5%
Accretion	**64**	118	(54)	(46%)
Environmental remediation	**-**	(900)	900	(100%)
	18,107	16,090	2,017	13%
Earnings from mining operations	**$ 1,896**	$ 1,384	$ 512	37%

* These gold ounces were produced in the pre-commercial production period from the Santa Pancha underground mine and are not included in sales figures as disclosed in this Management Discussion and Analysis and in the Consolidated Financial Statements.

Sales from the Limon Mine increased by $2,529,000 or 14% in 2006 compared to 2005. The increase in sales was attributable to the 37% increase in average realized gold price over 2005. Gold quantities sold in 2006 decreased by 6,411 ounces or 16% over 2005 and are attributable to lower production output due to lower ore grades and lower recoveries. The Limon Mine sales and cost of sales were also in part negatively impacted due to a temporary mine shutdown totalling 43 days in the first quarter of 2006. The illegal blockade of the road between the mine and the mill site by a small group of workers was the cause of the temporary shutdown.

The Company's policy is to recognize commercial production when gold output reaches 60% of the rated capacity on a sustainable basis. The Santa Pancha deposit has achieved this in the first quarter of 2007. The Talavera zone at the Limon Mine has been the prime source of mill feed in 2006 and in 2007 the prime source will transition from Talavera to the Santa Pancha deposit.

Cost of sales increased by $895,000 or 6% while cash operating costs per ounce increased by $99 to $469 in 2006. The increased cost of sales and cash operating cost per ounce is attributable to the 16% decrease in volume of ounces sold in 2006 compared to 2005 and to increases in input costs such as fuel and electricity and the fixed nature of many production costs.

In 2005, a reduction of the estimated cost of reclamation activities produced a credit of $900,000 in environmental remediation.

At December 31, 2006 mineral reserves at the Limon Mine were 199,300 ounces and are expected to provide adequate ore for approximately 4 years of production.

Bellavista Mine

Commercial production at Bellavista commenced in December 2005 and only figures for this one month period are included in the 2005 amounts below.

	2006	2005	Change	% Change
Gold sold (ounces)	**38,830**	3,750	35,080	935%
Pre production gold ounces sold*	**-**	9,875	(9,875)	(100%)
Realized price per ounce	**$ 595**	$ 509	$ 86	17%
Cash operating cost per ounce	**$ 316**	$ 351	$ (35)	(10%)
Total cash cost	**$ 328**	$ 361	$ (33)	(9%)
Tonnes mined	**1,500,807**	164,932	1,335,875	810%
Ore grade (g/tonne)	**1.6**	1.6	-	-
($ in thousands)				
Sales	**$ 23,115**	$ 1,909	$ 21,206	1,111%
Cost of sales	**12,275**	1,316	10,959	833%
Royalties and production taxes	**462**	38	424	1,116%
Depreciation and depletion	**4,760**	382	4,378	1,146%
Accretion	**39**	20	19	95%
Environmental remediation	**-**	(23)	23	(100%)
	17,536	1,733	15,803	912%
Earnings from mining operations	**$ 5,579**	$ 176	$ 5,403	3,070%

* Prior to commercial production in December 2005, 9,875 ounces of gold were sold from the Bellavista Mine. The revenue and costs associated with these ounces were capitalized into property, plant and equipment as preproduction costs and are not included in the amounts shown in the table above or any other sales or cost figures in this Management Discussion and Analysis or the Consolidated Financial Statements.

Construction of Bellavista Mine began in December 2003 and commercial production commenced in December 2005; accordingly comparisons have not been made in the text below between 2006 and 2005 as they would not be meaningful.

Gold sold during 2006 totalled 38,830 ounces at a realized price of $595 per ounce for total revenue of $23,115,000. The ounces produced were lower than expected and was attributable to two major factors. In the first two quarters of the fiscal year, the operations experienced a mechanical problem in the secondary crusher which reduced output. Recoveries were thus lower than anticipated. The new mill reached full operation near the end of 2006 and therefore had no impact on 2006 recovery rates. Recoveries are expected to improve in 2007. On September 30, 2006, the Company reviewed and revised its estimates of the recoverable gold ounces from the heap leach pads. The estimated recoverable gold ounces on the heap leach pads had been reduced by 4,642 ounces and have been accounted for on a prospective basis. Leaching samples of the ore in laboratory tests have indicated that, on average, more than 90% of the recoverable gold is recovered within the first 3 months of leaching. The ultimate recovery of gold from the leach pads will not be known until the leaching process is concluded. Based on current mine plans, leaching will end in 2012.

Costs of sales in 2006 were $12,275,000 and cash operating costs were $316 per ounce.

Sales at Bellavista during 2005 after commercial production were $1,909,000 from 3,750 ounces of gold at a realized price of $509 per ounce. Cost of sales were $1,316,000 in the same period and cash operating costs were $351 per ounce. In December 2005, the Costa

Rican Supreme Court upheld an arbitration award that required the Company to purchase the mineral rights of the Dobles property adjacent to the mine site at a cost of $944,000. In 2006 the Company recorded an additional $44,000 to cover court costs and other expenses on this case. These amounts were charged to earnings and are included in other expenses as there are no known mineral resources on the Dobles property.

At December 31, 2006 mineral reserves in Bellavista of 365,500 ounces are expected to provide adequate ore for approximately 5 years of mine production and 6 years of leaching operations.

Libertad Mine

		2006		2005
Gold sold (ounces)		**14,639**		-
Realized price per ounce	**$**	**617**	$	-
Cash operating cost per ounce	**$**	**776**	$	-
Total cash cost	**$**	**807**	$	-
Tonnes mined		**641,743**		-
Ore grade (g/tonne)		**1.8**		-
($ in thousands)				
Sales	**$**	**9,032**	$	-
Cost of sales		**11,363**		-
Royalties and production taxes		**449**		-
Depreciation and depletion		**2,401**		-
Accretion		**45**		-
		14,258		-
Loss from mining operations	**$**	**(5,226)**	$	-

Glencairn acquired the Libertad Mine in early July of 2006 and for this reason there are no comparative numbers for the previous year. Since that time Glencairn has managed to decrease the cost of producing an ounce of gold significantly, but not by an amount sufficient to make the operation profitable. Extensive metallurgical testing by the Company has determined that recovery rates through heap leaching at this mine are approximately 40% and this low recovery along with extensive pit push back costs since acquisition explains the poor performance of the mine. Accordingly, the Company has determined, based on metallurgical testing, that a conventional milling process versus a heap leach pad would increase recoveries to approximately 90%. In February 2007 the Company announced the suspension of operations effective the end of March 2007 until a conventional mill circuit is commissioned. The recently announced Libertad Mill Plan is dependent on the preliminary scoping study being undertaken by AMEC and the subsequent feasibility study being positive, financing for the project being available, permitting being obtained on a timely basis and expected mill recovery rates being achieved.

Cerro Quema

In August of 2006 the Company undertook an internal economic update to the feasibility study previously prepared by RNC in 2002 and the update confirmed the viability of developing this property. The Company maintains an interest in furthering this project and will make a final decision once the Libertad Mill Project is further advanced.

OTHER EXPENSES AND INCOME

($ in thousands)		2006		2005		Change
Environmental remediation	$	**2,750**	$	(938)	$	3,688
General and administrative		**4,448**		3,534		914
Stock options		**1,262**		409		853
Exploration		**544**		1,389		(845)
Other expense		**579**		174		405

Environmental remediation in 2006 totalled $2,750,000 and is equal to a provision taken to cover the estimated future costs of the Company's Keystone properties in Manitoba.

General and administrative expense increased by $914,000 or 26% in 2006 compared to 2005 mainly due to higher wages and benefits and professional fees. Overall general and administration costs were reduced by recoveries of $287,000 (2005- $227,000) under a cost-sharing agreement with Blue Pearl Mining Ltd. This cost sharing arrangement ended at the end of February 2007.

Stock option expense increased by $853,000 in 2006 and is mainly attributable to the fact that Glencairn hired many new employees during 2006 compared to 2005 who were granted options. In 2006, the Company issued 7,050,000 options compared to 1,745,000 in 2005.

Exploration expense decreased by $845,000 compared to 2005 due to the suspension of exploration activities from November 2005 to August 2006. In July of 2006 the Company acquired the Libertad Mine and Cerro Quema property and closed a financing that provided the funds to resume exploration work on the properties. Exploration work in 2006 consisted mainly of drilling at Libertad, some trenching in Limon and ongoing holding costs. In 2005, exploration activity consisted of drilling and trenching on the Limon Mine concession with minor prospecting on other Nicaraguan concessions. Nicaraguan mineral concession holdings with low exploration potential were abandoned in 2005 to cut expenses.

Other expense totalled $579,000 compared to $174,000 in 2005. In 2006 the Company had a foreign exchange gain of $139,000 (2005 - loss of $848,000), a gain on sale of property and equipment of $814,000 (2005 - $2,251,000), interest and other income of $668,000 (2005 - $132,000) and interest and finance fees of $1,387,000 (2005 - $648,000) In 2006, the Company incurred an expense for the Dobles award of $44,000 (2005 - $944,000). The company has taken provisions against accounts and notes receivable of $809,000 (2005 - $379,000). The gain on sale of property, plant and equipment of $814,000 (2005 – $2,251,000) was mainly from the sale of the Vogel Project and the mill and certain mineral properties near the Keystone Property in Manitoba.

RELATED PARTIES

During the year certain directors and officers of the Company were also directors or officers of Blue Pearl Mining Ltd. The Company provided office and administrative services to Blue Pearl and received a fee based on the cost of the services of $287,000 (2005 - $227,000) for these services. These amounts were applied against general and administrative expenses.

At December 31, 2005, there was a loan receivable of Cdn$425,000 outstanding to a former director of the Company. This loan is non-interest bearing, and was repaid on September 6, 2006.

CASH FLOWS

Operating activities used $3,517,000 of cash in 2006 and $1,449,000 in 2005. Cash flow generated from operating activities was negatively impacted by the high costs and losses incurred at the Libertad Mine since acquisition in July 2006. Operating cash flows from the Limon and Bellavista mines were positive in 2006. The increase in realized prices for gold to $603 per ounce in 2006 from $445 the previous year also had a positive contribution to the cash flow from operations in 2006.

Financing activities provided a net cash inflow of $14,826,000 (2005 - $10,482,000) from a combination of an equity financing, stock options and warrants exercised and agents options exercised totalling $18,326,000 less $3,500,000 in repayments on long term debt. In

2005 equity financing provided $4,962,000 of financing and the balance was from the proceeds of a long term loan which was used to complete the Bellavista Mine and working capital requirements.

Investing activities used $8,541,000 (2005 - $15,962,000). Property, plant and equipment costs for Limon, Bellavista and Libertad mines and corporate/other were $2,335,000 (2005 - $2,922,000), $6,808,000 (2005 - $16,116,000), $550,000 (2005 - $Nil) and $23,000 (2005 - $21,000) respectively. In 2006 the sale of the Vogel Project and certain other assets at the Keystone Mine provided cash of $895,000 (2005 - $2,586,000).

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006 the Company had cash of $9,567,000 (2005 - $6,799,000) and working capital of $13,634,000 (2005 - $6,144,000). In 2007 the Company will pay the final two payments on its long term debt outstanding at December 31, 2006 of $2,500,000.

In the opinion of management, the working capital at December 31, 2006, together with expected future cash flows from operations, are sufficient to support the Company's normal operating requirements on an ongoing basis. The Libertad Mine will be suspending operations at the end of March 2007 until such time as a conventional mill is commissioned.

In February 2007, the Company announced its conversion/expansion program based on the installation of a conventional milling circuit at the Libertad Mine. A scoping study which is expected to be followed by a feasibility study later in 2007 will determine the capital required for this project. The Company is currently conducting due diligence on a used mill which is available. The Company will consider such an acquisition along with short term financing if the economics and terms make sense. The Company is exploring various combinations of debt and equity to finance this project on a permanent basis and will make a final decision once the project costs are known.

The company does not have any off balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table presents, as at December 31, 2006, the Company's known contractual obligations, aggregated by type of contractual obligation:

Description (in thousands)	Total	2007	2008	2009	2010	2011 and later
Long-term debt	$ 2,500	$ 2,500	$ -	$ -	$ -	$ -
Operating leases	1,020	431	467	120	1	1
Purchase obligations	27,864	18,785	6,559	1,260	1,260	-
Site reclamation and closure	5,445	1,226	32	113	541	3,533
Totals	$ 36,829	$ 22,942	$ 7,058	$ 1,493	$ 1,802	$ 3,534

Operating leases are for premises and equipment. Purchase obligations are for contract mining at the Bellavista Mine and supplies at the Bellavista, Limon and Libertad Mines. Site reclamation and closure contractual obligations presented are based on estimated amounts that will be discharged.

OUTLOOK

The Company is focusing on optimizing its current operating mines in terms of efficiencies, operating costs and production. The Company's objective is to become a significant gold producer through the expansion of existing operations, the development of advanced stage projects and strategic acquisitions or mergers.

In February 2007 the Company announced the suspension of operations at the Libertad Mine effective the end of March 2007 until a conventional mill circuit is commissioned. The Libertad Mill Plan is dependent on the preliminary scoping study being undertaken by AMEC and the subsequent feasibility study being positive, financing for the project being available, permitting being obtained on a timely basis and expected mill recovery rates being achieved. The Company is currently conducting due diligence on a used mill and the Company will consider such an acquisition along with short term financing if the economics and terms make sense. The Company is exploring various combinations of debt and equity to finance this project on a permanent basis and will make a final decision once the final project costs are known.

The Company has undertaken an independent valuation of the Libertad and Cerro Quema assets acquired in July 2006 and the information obtained from this work, which is expected later in 2007, may result in a final purchase price allocation which may require some changes to the value allocated to tangible assets and liabilities.

Gold sales in 2007 are expected to be between 90,000 and 105,000 ounces at a total cash cost of $385 to $425 per ounce. Many production inputs, such as fuel and hydro have been increasing over the past few years but gold prices have increased significantly more and are predicted by many forecasters to stay at these high levels and possibly higher.

The Company has initiated a 2007 $2.2 million exploration program at its Nicaraguan gold properties. The program will focus on the Limon Mine and the Mestiza Project as well as the Libertad Mine, where there has been no exploration since 1998. The objective is to upgrade the mineral resources to mineral reserves. The Company plans to follow up exploration work at the Mestiza Project with an internal feasibility study on the viability of mining and truck haulage to the Limon Mine mill.

In August of 2006 the Company undertook an economic update to the feasibility study prepared on the Cerro Quema property by a previous owner, RNC, in 2002 and the update confirmed the viability of developing this property. The Company maintains an interest in furthering this project and will make a final decision once the Libertad Mill Project is further advanced.

In January 2007, the Company and the Province of Manitoba reached agreement as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of Cdn$2,000,000 in four annual payments commencing when the formal agreement is signed. Representatives of the Manitoba government have indicated final approval could take up to one year. Fifty percent of the water treatment costs until signing of the formal agreement will be deducted from the first payment under the agreement.

The Company has budgeted approximately $4.1 million for capital expenditures at the Limon Mine and $2.5 million at the Bellavista Mine in 2007. The capital budget for the Libertad Mine Mill Project is dependent on the figures provided in the feasibility study which is expected later in 2007 and the project will only be undertaken once it is properly financed.

RISKS

Gold Price

The Company's principal product is gold and the gold price realized largely determines the Company's profitability. Markets worldwide set the price of gold and may be affected by the value of the US dollar relative to other currencies, central banks sales of gold, political and economic events, supply and demand, inflation or deflation and many other factors. Since 2001, the gold price has generally been increasing and many gold analysts predict further rising prices in the coming years. The Company currently has no gold hedges to protect against falling prices and has no plans to hedge in the foreseeable future.

Currency Risk

Gold and silver are sold in US dollars and many of the Company's costs are denominated in currencies other than the US dollar. An increase in these currencies would increase operating or capital costs. The Nicaraguan Cordoba and the Costa Rican Colon are the main currencies used by the Company. Currently both these currencies are linked to the US dollar by exchange rates managed through their central banks. No currency hedges are in place or contemplated.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The Company uses its information on mineral reserves and resources to plan its mining operations. Mineral reserves and resources are estimates only and no assurance can be given that the anticipated tonnages, grades and recoveries will be achieved or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in laboratory tests will be duplicated during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company's ability to extract these mineral reserves, could have a material adverse effect on the Company's operations, financial condition and results of operations.

Exploration and Mineral Reserve Replacement

Replacement or expansion of mineral reserves is required to continue mining operations. The Limon Mine has operated for several decades but has rarely had more than two years of future reserves at any time. In 2004 mineral reserves were increased through additional exploration and at December 31, 2006 mineral reserves were sufficient for approximately 4 years of production. Exploration and development at Limon are ongoing challenges that must replace reserves regularly to ensure continued production. Mineral exploration involves many risks. Exploration expenditures may not produce additional mineral reserves.

The Libertad Mine currently has no mineral reserves and the Bellavista and Limon Mine mineral reserves are being reduced by production.

Environmental

Environmental laws regulate the Company's mining operations and reclamation activities. The Company complies with current operating rules and has plans to reclaim its sites based on current legislation. Future changes to these laws may result in increased operating or reclamation costs or require financial deposits to guarantee reclamation.

The Company treats wastewater from the tailings pond of its former operation on the Keystone Property in Manitoba. In recent years it has been forced to treat the water for additional nickel and unacceptable acidity being discharged from a tailings pond on a neighbouring property owned by a third party. In January 2007, the Company and the Province of Manitoba reached agreement as to the final work to be carried out in the Lynn Lake area under which the Company will complete certain work for which it is responsible and will pay an aggregate of CDN$2,000,000 in four annual payments commencing when the formal agreement is signed. Representatives of the Manitoba government have indicated final approval could take up to one year. Fifty percent of the water treatment costs until signing of the formal agreement will be deducted from the first payment under the agreement.

A subsidiary of the Company was named in a complaint, filed in November 2004 by the State of Maine, naming it as a potentially responsible party in respect of additional remediation of a former base metal operation near Blue Hill, Maine in which the subsidiary held a 40% interest. While the Company believes that it and its subsidiary are not responsible for additional remediation because the subsidiary was fully indemnified by the operator, the outcome of this litigation cannot be determined at this time. On March 6, 2007, the United States District Court granted a motion for summary judgment against the subsidiary in which it concluded that it has liability at the mine site and, unless otherwise excused, is responsible for damages at the site. The remaining issue for the second phase of the case will be the amount of damages assessed to each party, and the extent to which the contractual indemnity applies to the Company's subsidiary.

Political and Economic risk

Operations are based in Nicaragua and Costa Rica. Both are developing countries that have higher political and economic risk than developed countries and the ability to enforce local laws is uncertain. Shifts in political attitude in these countries could adversely affect the Company's operations.

Tax Risk

The Company's current structure involves significant inter-company transactions that generate tax deductions that reduce taxable income. While management does not believe that there is a significant risk to the Company's tax structure, there can be no assurance that taxation authorities will not seek to challenge the structure in the future.

Labour risks

A small group of employees have intermittently interrupted operations at the Limon Mine with illegal road blockades in the last several years. These employees agreed to resolve disputes within the collective agreement mechanisms but have not adhered to this agreement. Other groups from the local community have also blockaded the roads. Operations were interrupted intermittently for 43 days in the first quarter of 2006. Continuation of the Limon Mine operation is dependent on resolving this situation on a permanent basis and ending the production stoppages. The Company continues to experience some disruption in operations from sporadic road blockades. Management is currently seeking to resolve the issues; however, there can be no assurance that a permanent solution to these disruptions will be found and that the Company will be able to operate the mine efficiently.

Libertad Mill expansion

The recently announced Libertad Mill Plan is dependent on the preliminary scoping study being undertaken by AMEC and the subsequent feasibility study being positive, financing for the project being available, permitting being obtained on a timely basis and expected mill recovery rates being achieved. In the absence of any of these factors the Libertad Mine would require a partial or full write down in its balance sheet carrying value. The exact amount of any write down would be determined in the future based on information available at that time.

NON-GAAP PERFORMANCE MEASURES

The Company has included the non-GAAP performance measures below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

	2006		2005	
	Cash Operating Cost	**Total Cash Cost**	Cash Operating Cost	Total Cash Cost
Statement of Operations (000's)				
Cost of sales	**$ 39,148**	**$ 39,148**	$ 15,931	$ 15,931
Royalties and production taxes	**-**	**2,161**	-	1,078
Cost base for calculation	**$ 39,148**	**$ 41,309**	$ 15,931	$ 17,009
Gold sales (ounces)	**86,536**	**86,536**	43,228	43,228
Cost per ounce	**$ 452**	**$ 477**	$ 369	$ 393

OUTSTANDING SHARE DATA

The following common shares and convertible securities were outstanding at March 30, 2007:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise
Common shares				241,111,698
Warrants	Nov. 26/08	1.25	33,857,220	33,857,220
Warrants	Jul. 06/08	0.80	15,000,000	15,000,000
Agents' warrants [1]	Dec. 22/07	0.38	790,000	790,000
Agents' warrants [1]	Jul. 06/07	0.60	1,800,000	1,800,000
Warrants on above	Jul. 06/08	0.80		900,000
Options	Jan 01/07 to Mar 23/12	0.23 to 0.95	19,183,000	19,183,000
				312,641,918

Note 1: These agents' warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenditures during the reporting period. The following have been identified as critical accounting policies and estimates and a change in these policies or estimates could materially impact the consolidated financial statements. The Company's complete accounting policies are described in Note 2 to the consolidated financial statements.

Property, plant and equipment

Carrying values for operating mines, development projects and exploration properties are carried at cost less depreciation, depletion and any write-downs to recognize impairment. Management reviews properties when events or changes in circumstances suggest that the carrying amount of certain long-lived assets may not be recoverable. An asset impairment charge will be required if the undiscounted cash flows do not exceed the carrying amount of the asset tested. The charge to earnings will be the difference between the asset's fair value and the carrying amount. Future cash flows are estimated by management based on estimated gold prices, operating costs, production volume, reclamation costs, capital expenditures and mineral reserves. Each of these variables is subject to uncertainty and risk.

Depreciation and depletion is also determined based on property, plant and equipment carrying values. Depreciation and depletion is calculated on units of production basis over existing mineral reserves using ounces of gold. Mineral reserves are an estimate of the quantities of economically recoverable ore and will change from time to time as a result of additional geological information, actual gold grade or recoveries different from original estimates or gold price changes.

Reclamation and closure costs obligations

Reclamation and closure cost obligations have been estimated based on the Company's interpretation of current laws and regulatory requirements. These requirements are continually changing and these changes may affect the procedures and costs required to complete reclamation obligations. Estimates of the fair value of the liabilities for asset retirement obligations are recognized in the period they are incurred. A corresponding increase in the related asset is recorded and depreciated over the life of the asset. However, when a change in fair value reduces future cash flows, the reduction is recorded against the related asset. If the reduction in fair value exceeds the value of the related asset, the remaining amount is reduced through earnings. Where a related asset is not identifiable with a liability, the change in fair value is charged to earnings in the period. Each period, the liability is increased to reflect the accretion (or interest) portion of the initial fair value estimate and changes in estimated cost and timing of the reclamation procedures. Actual future reclamation costs may be materially different from the costs estimated by the Company at December 31, 2006.

Contingencies

An estimated contingent loss is recorded when it is determined from available information that a loss is probable and that the amount can be reasonably estimated. Contingent liabilities involve the exercise of judgment and an estimate of future outcomes. Contingencies are described in Note 20 to the consolidated financial statements.

Leach Pad Product Inventory at the Bellavista Mine

Gold from the Bellavista Mine is recovered through the heap leaching process by which ore is placed on leach pads, treated with a chemical solution, and the solution is processed in a plant to recover the gold. For accounting purposes, costs are accumulated in product inventory based on current mining costs. Costs are removed from product inventory as ounces are recovered based on the average cost per recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the tonnes of ore placed on the leach pads, the assayed grade of ore placed on the leach pads and an estimated recovery percentage. Feasibility study testing indicated approximately 79% of the contained gold ounces would be recovered by the end of the mine life.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balance process is constantly monitored and estimates are refined based on actual results over time. At December 31, 2006, the weighted-average cost per estimated recoverable ounce of gold on the leach pads was $333 (2005 - $263) per ounce.

Commercial Production

The Company has established a policy to estimate when commercial production commences. That policy establishes that commercial production commences when gold output reaches 60% of rated capacity on a sustainable basis. In the case of the Bellavista Mine this output was 3,000 ounces of gold per month and was reached in December 2005. The Santa Pancha deposit at the Limon Mine reached commercial production in the first quarter of 2007.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

The CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income; Handbook Section 3855, Financial Instruments – Recognition and Measurement; and Handbook Section 3865, Hedges. The Company will adopt these standards effective January 1, 2007. While the Company does not expect the adoption of these standards to materially impact the consolidated financial statements, it has not made a final determination of the potential impact.

Comprehensive Income

As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity in the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of the cash flow hedging instruments.

Financial Instruments – Recognition and Measurement

Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, including loans and receivables, and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair-value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributed to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash-flow hedging relationship the ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedged instrument will be recognized in other comprehensive income.

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the disclosure controls and procedures, as such as defined under Rule 13a 15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of the end of the period covered by this annual report, because of the material weaknesses discussed below in management's report on internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rules 13a 15(e). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). A material weakness is a control deficiency or combination of deficiencies that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Based on the evaluation under the COSO framework, management has concluded that as of December 31, 2006 there were weaknesses identified in the internal controls over financial reporting and that these deficiencies resulted in a more than remote likelihood that a material misstatement would not be prevented or detected. Specifically, management did not maintain effective controls over the Company's financial reporting in accordance with United States generally accepted accounting principles ("US GAAP"). This control deficiency resulted in material adjustments to the Company's US GAAP reconciliation note. Also, a control deficiency was identified in the Company's corporate office accounting group's review and approval process for recorded journal entries and changes made to the general ledger in respect of the Company's recently acquired Libertad operations. As a result, and based on the material weaknesses described above, management has concluded that the Company's internal control over financial reporting was not effective as of December 31, 2006. This evaluation excludes an evaluation of the internal controls over financial reporting for the businesses acquired during 2006 including the Company's 100% interest in the Libertad Mine in Nicaragua and 60% interest in the Cerro Quema property in Panama from Yamana, that collectively represent $24,820,000 of consolidated total assets and $9,032,000 of consolidated revenues of the Company in its Consolidated Financial Statements as of and for the year ended December 31, 2006.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Glencairn's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated whether any change in Glencairn's internal control over financial reporting occurred during the fourth quarter of fiscal year 2006. Based on that evaluation, management concluded that there has been no change in Glencairn's internal control over financial reporting during the fourth quarter of fiscal year 2006 that has materially affected or is reasonably likely to materially affect Glencairn's internal control over financial reporting.

Management is currently evaluating the implementation of procedures that may be necessary to fully remediate the material weaknesses described above.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Financial Position and Operating Results contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that the Libertad mill scoping and feasibility studies will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "General Development of the Business – Risks of the Business" in the Company's Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company's annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND RESOURCES

Readers should refer to the annual information form of Glencairn for the year ended December 31, 2006 dated March 31, 2007, and other continuous disclosure documents filed by Glencairn since January 1, 2007 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The board of directors approves the financial statements and ensures that management discharges its financial responsibilities. The board's review is accomplished principally through the audit committee, which is comprised of independent directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders and their report follows.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that as of December 31, 2006 there were weaknesses identified in internal controls over financial reporting and that these deficiencies resulted in a more than remote likelihood that a material misstatement would not be prevented or detected. Specifically, management did not maintain effective controls over the Company's financial reporting in accordance with United States generally accepted accounting principles ("US GAAP"). This control deficiency resulted in material audit adjustments to the Company's US GAAP reconciliation note for the period ended December 31, 2006. Also, a control deficiency was identified in the Company's corporate office accounting group's review and approval process for recording journal entries in respect of the consolidating of the Company's recently acquired Libertad operations. This control deficiency resulted in material audit adjustments to depreciation and depletion, property, plant and equipment and accounts payable and accrued liabilities. As a result, and based on the material weaknesses described above, management has concluded that the Company's internal control over financial reporting was not effective as of December 31, 2006.



Peter Tagliamonte
President and Chief Executive Officer



Denis C. Arsenault
Chief Financial Officer

Toronto, Ontario
March 31, 2007

Auditors' Report

To the Shareholders of Glencairn Gold Corporation

We have audited the consolidated balance sheets of Glencairn Gold Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Ontario
March 31, 2007

Consolidated Balance Sheets

As at December 31, 2006 and 2005

(US Dollars in thousands)

	Note	2006	2005
Assets			
Current			
Cash and cash equivalents		**$ 9,567**	$ 6,799
Marketable securities	5	**105**	210
Accounts receivable, notes receivable and prepaids		**5,300**	1,610
Product inventory	6	**8,797**	3,799
Supplies inventory		**5,193**	5,369
		28,962	17,787
Deferred financing costs	7	**178**	533
Restricted cash	8	**595**	250
Property, plant and equipment	9	**75,625**	51,669
		$ 105,360	$ 70,239
Liabilities			
Current			
Accounts payable and accrued liabilities	22(c)	**$ 11,674**	$ 7,933
Current portion of long-term debt	10	**2,500**	3,500
Current portion of asset retirement obligations	11	**1,154**	210
		15,328	11,643
Long-term debt	10	**-**	2,500
Asset retirement obligations	11	**2,895**	1,672
Non-controlling interest	3	**91**	-
		18,314	15,815
Shareholders' Equity			
Warrants	12	**8,130**	5,972
Agent's options	13	**673**	163
Contributed surplus	14	**6,511**	5,306
Common shares	15	**93,287**	57,132
Deficit		**(21,555)**	(14,149)
		87,046	54,424
		$ 105,360	$ 70,239
Contingencies and Commitments	20		

Approved on behalf of the Board



Ronald P. Gagel
Director



Patrick J. Mars
Director

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31, 2006 and 2005

(US Dollars and shares in thousands, except per share amounts)

	Note	2006	2005
Sales		$ 52,150	$ 19,383
Cost of sales		39,148	15,931
Royalties and production taxes		2,161	1,078
Depreciation and depletion		8,491	1,641
Accretion expense	11	173	242
Environmental remediation	11, 22(c)	2,750	(938)
		52,723	17,954
Earnings (loss) from mining operations		(573)	1,429
Expenses and other income			
General and administrative		4,448	3,534
Stock options	15	1,262	409
Exploration		544	1,389
Other expense	4	579	174
		6,833	5,506
Loss for the year		$ (7,406)	$ (4,077)
Loss per share – basic and diluted		$ (0.04)	$ (0.03)
Weighted average number of shares outstanding		203,326	155,600

Consolidated Statements of Deficit

Years ended December 31, 2006 and 2005

(US Dollars in thousands)

	2006	2005
Balance, beginning of year	$ (14,149)	$ (10,072)
Net loss	(7,406)	(4,077)
Balance, end of year	$ (21,555)	$ (14,149)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005

(US Dollars in thousands)

	Note	2006	2005
Operating activities			
Loss for the year		**$ (7,406)**	$ (4,077)
Asset retirement obligations settled	11	**(319)**	(451)
Items not affecting cash:			
Depreciation and depletion		**8,491**	1,641
Accretion expense	11	**173**	242
Environmental remediation	11, 22(c)	**2,750**	(938)
Stock options and warrants	15	**1,262**	409
Gain on sale of marketable securities	4	**(40)**	(262)
Net gain on sale of property, plant and equipment	9 (b)	**(814)**	(2,251)
Amortization of deferred financing costs	7	**355**	235
Legal settlement accrual	4, 22(a)	**44**	944
Write down of accounts and note receivable	4	**809**	379
Non-controlling interest	3	**(48)**	-
Unrealized foreign exchange gain		**3**	(24)
		5,260	(4,153)
Change in non-cash working capital	17	**(8,777)**	2,704
Cash used in operating activities		**(3,517)**	(1,449)
Financing activities			
Deferred financing costs	7	**-**	(480)
Long-term debt	10	**(3,500)**	6,000
Common shares issued	15	**18,326**	4,962
Cash generated from financing activities		**14,826**	10,482
Investing activities			
Excess of cash received on acquisition of Libertad / Cerro Quema over transaction costs	3	**134**	-
Proceeds from sale of marketable securities		**146**	352
Increase in restricted cash	8	**-**	(100)
Purchase of property, plant and equipment		**(9,716)**	(18,800)
Proceeds from sale of property, plant and equipment		**895**	2,586
Cash used in investing activities		**(8,541)**	(15,962)
Increase (decrease) in cash and cash equivalents		**2,768**	(6,929)
Cash and cash equivalents, beginning of year		**6,799**	13,728
Cash and cash equivalents, end of year		**$ 9,567**	$ 6,799
Supplemental cash flow information	17		

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2006 and 2005

(US Dollars, except where noted, tabular amounts in thousands)

1. NATURE OF OPERATIONS

Glencairn Gold Corporation's (the "Company" or "Glencairn") business is gold mining which includes exploration, development, extraction, processing and reclamation. The Company's business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon mine in Nicaragua, the Bellavista mine in Costa Rica, and the Libertad mine in Nicaragua acquired in July 2006. The Bellavista mine achieved commercial production in December 2005. During the third quarter of 2006, the Company acquired the Mestiza exploration property in Nicaragua and, in a separate transaction, a 60% interest in the Cerro Quema property in Panama. The Company is in the process of reclaiming the Keystone mine, a depleted property in Canada.

2. ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects with United States generally accepted accounting principles ("US GAAP") except as described in Note 23.

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company consolidates those entities which are controlled by the Company.

Variable interest entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, Consolidation of Variable Entities ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and / or expected residual returns. The Company believes that it does not have any VIEs subject to consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounts which require management to make material estimates and significant assumptions in determining amounts recorded include accounts receivable, product inventory, depreciation and depletion, property, plant and equipment, deferred stripping costs, provision for reclamation, future income taxes and contingencies. Actual results may differ from these estimates.

(c) Revenue recognition

Revenue from metal sales is recognized when the following conditions are met: persuasive evidence of an arrangement exists; delivery and transfer of title have occurred under the terms of the arrangement (which is at the time of physical delivery); the price is fixed or determinable; and collection of proceeds is reasonably assured. The sales price is determined by the world gold market and agreed upon by the transacting parties.

(d) Exploration and development expenditures

Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a feasibility study has been completed that indicates the property is economically viable. Capitalized costs are written down to their estimated recoverable amount if properties are determined to be uneconomic or are held for sale.

(e) Income taxes

The Company accounts for income taxes in accordance with the liability method. The determination of future tax assets and liabilities is based on the differences between the financial statement and the income tax bases of assets and liabilities, using substantively enacted tax rates in effect for the period in which the differences are expected to reverse. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(f) Cash and cash equivalents

Cash and cash equivalents comprise cash and highly liquid money market instruments with an original term to maturity of 90 days or less that are readily convertible into cash.

(g) Marketable securities

Marketable securities are carried at the lower of cost or market.

(h) Product inventory

Product inventory consists of ore on heap leach pads, in-process inventory and gold inventory.

Ore on heap leach pads

The recovery of gold from ore is achieved through the heap leaching process. Under this method, ore is placed on heap leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting "pregnant" solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on heap leach pads based on current production costs. These costs include mining, crushing, agglomerating, conveying, stacking and leaching. This inventory is also allocated indirect costs incurred, including applicable depreciation, and depletion relating to operations. Costs are removed from ore on heap leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the heap leach pad. Ore on heap leach pads is carried at the lower of average production cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of ore on heap leach pads from net realizable value impairments are included in cost of sales.

The estimates of recoverable gold on the heap leach pads are calculated from the quantities of ore placed on the heap leach pads (measured tons added to the leach pads), the grade of ore placed on the heap leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operations, but include mill in-circuit (ore contained within the milling process) and ADR plant inventories (ore contained within the absorption, de-absorption, and refining process). In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or heap leach pads plus the in-process conversion costs, including applicable depletion related to mining operations and depreciation relating to the process facilities incurred to that point in the process.

In-process inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of inventories resulting from net realizable value impairments are included in cost of sales.

Precious Metals Inventory

Precious metals inventories include gold doré and gold bullion. Precious metals that result from the Company's mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

(i) Supplies Inventory

Supplies inventory is stated at the lower of average cost and replacement cost.

(j) Deferred stripping costs

For open pit operations, the Company capitalizes certain costs related to the removal of waste rock commonly referred to as "deferred stripping" costs. These costs, which are considered betterments to the mineral property, will be depreciated over the reserves that directly benefit from the "stripping activity" on a units-of-production basis.

(k) Property, plant and equipment

Property, plant and equipment including mine development expenditures are carried at cost less accumulated depreciation and depletion and less any write-downs to recognize impairments. For producing properties, depreciation and depletion is calculated using the unit-of-production method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves. This is applied against the capitalized cost for each property. For corporate property, depreciation is charged to earnings on a declining balance basis over its estimated useful life. Properties under development include initial acquisition costs and costs incurred after completion of an economic feasibility study.

When impairment conditions are identified, reviews of producing properties and properties under development are conducted. The carrying values of property, plant and equipment, that are impaired, are written down to fair value, which is determined using a discounted cash flow model.

(l) Asset retirement obligations

The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in the initial measurement at fair value. The capitalized cost is amortized over the useful life of the related asset and is included in depreciation and depletion expense. Upon discharge of the liability, a gain or loss is recorded if the actual costs incurred are different from the liability recorded.

(m) Foreign currency translation

The Company's foreign operations are classified as integrated for foreign currency translation purposes. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate during the period with the exception of depreciation and depletion which are translated at the historical rate recorded for property, plant and equipment. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of earnings for the current period. The functional currency of the Company is the US dollar.

(n) Stock-based compensation and other stock-based payments

All stock-based awards are measured and recognized using a fair-value based measure. Compensation costs attributable to share options granted to employees, officers, and directors, is measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(o) Earnings per share

Earnings per share ("EPS") is calculated using the weighted average number of common shares outstanding during the period. The diluted EPS is calculated using the treasury stock method. The calculation of diluted EPS assumes that share options and warrants are exercised at the beginning of the period, or at the time of issue, if later. Share options and warrants with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted EPS, as the effect would be anti-dilutive.

(p) Recently issued accounting pronouncements

On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income; Handbook Section 3855, Financial Instruments – Recognition and Measurement; and Handbook Section 3865, Hedges. The Company will adopt these standards effective January 1, 2007. While the Company does not expect the adoption of these standards to materially impact the consolidated financial statements, it has not made a final determination of the potential impact.

Comprehensive Income

As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity in the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of the cash flow hedging instruments.

Financial Instruments – Recognition and Measurement

Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, including loans and receivables, and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits the designation of any financial instrument as held-for-trading upon initial recognition.

Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair-value hedges, cash-flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair-value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributed to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash-flow hedging relationship, the ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedged instrument will be recognized in other comprehensive income.

(q) Comparative information

Certain comparative figures have been reclassified to conform to the current year presentation.

3. ACQUISITION OF CENTRAL AMERICAN MINE HOLDINGS AND RNC (PANAMA) LIMITED

On July 6, 2006 the Company acquired 100% of the common shares of Central American Mine Holdings Limited ("CAMHL") and 60% of the common shares of RNC (Panama) Limited ("RNC Panama") from Yamana Gold Inc. CAMHL indirectly owns 100% of the Libertad operating mine; RNC Panama indirectly owns 60% of the Cerro Quema property. Consideration for the acquisition was 32,000,000 common shares of Glencairn valued at $20,889,000.

The purchase price will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.

	CAMHL	RNC Panama	Total
Number of common shares issued	26,000	6,000	32,000
Value of shares issued at Cdn$0.72 per share	$ 16,792	$ 3,875	$ 20,667
Transaction costs	190	32	222
	$ 16,982	$ 3,907	$ 20,889

The preliminary purchase price allocation is as follows:

	CAMHL	RNC Panama	Total
Cash	$ 356	$ -	$ 356
Other current assets	2,723	11	2,734
Property, plant and equipment	19,158	3,693	22,851
Other assets	590	345	935
Total assets	$ 22,827	$ 4,049	$ 26,876
Current liabilities	4,567	3	4,570
Asset retirement obligations	1,278	-	1,278
Non-controlling interest	-	139	139
	5,845	142	5,987
	$ 16,982	$ 3,907	$ 20,889

The purchase price allocation is preliminary and subject to adjustment over future periods on completion of the valuation process and analysis of resulting tax effects, where applicable. The Company intends to determine the final estimated fair values based on independent appraisals, discounted cash flows, quoted market prices and management estimates.

4. OTHER EXPENSE AND (INCOME)

	2006	2005
Interest and other income	**$ (668)**	$ (132)
Gain on sale of marketable securities	**(40)**	(262)
Gain on sale of property, plant and equipment (Note 9(b))	**(814)**	(2,251)
Foreign exchange	**(139)**	848
Interest and finance fees	**1,387**	648
Legal settlement accrual (a)	**44**	944
Write down of accounts and note receivable	**809**	379
	$ 579	$ 174

(a) In 2003, the holder of the Dobles royalty ("Dobles") commenced an arbitration hearing under an agreement with Glencairn. The Arbitration panel determined that the royalty agreement, which contained an option to buy out the royalty, should be interpreted as a purchase agreement and ordered the Company to pay $850,000, which was the exercise price of the option, plus costs of $94,000. The Company appealed the arbitration award to the Supreme Court of Costa Rica. In January 2006, the Company was advised that the Supreme Court had declined to overturn the arbitration award. The Company is examining whether any further measures are available to challenge the award. Additional costs of $44,000 related to this claim were incurred during the year and were charged to earnings. On January 30, 2007, Dobles garnished the bank accounts of the Bellavista mine as recourse for the arbitration award (see Note 22(a)).

5. MARKETABLE SECURITIES

Marketable securities at December 31, 2006 consist of common shares of publicly traded companies, recorded at $105,000 (2005 - $210,000), which have a market value of $619,000 (2005 - $1,246,000).

6. PRODUCT INVENTORY

	2006	2005
Recoverable gold on the heap leach pads	**$ 6,488**	$ 2,112
In-process inventories	**1,052**	1,234
Gold inventory	**1,257**	453
Total	**$ 8,797**	$ 3,799

7. DEFERRED FINANCING COSTS

On May 12, 2005, the Company entered into a loan agreement with RMB Australia Holdings Limited ("RMB") (see Notes 10 and 22(b)). The costs incurred in arranging the loan agreement amounted to $768,000 and included the issue of 2,994,720 share purchase warrants (see Note 12) to RMB valued at $288,000, an arrangement fee of $210,000 and other costs of $270,000. These costs have been deferred and will be charged to earnings over the term of the loan, which is 26 months and ends June 30, 2007.

		2006		2005
Financing costs	$	768	$	768
Accumulated amortization		(590)		(235)
	$	178	$	533

8. RESTRICTED CASH

The Company has placed $250,000 (2005 - $250,000) and $345,000 (2005 - $nil) deposits with banks to secure letters of guarantee issued by the banks to Costa Rican and Panamanian government authorities, respectively, to ensure the Company's future reclamation obligations are completed.

9. PROPERTY, PLANT AND EQUIPMENT

		2006		2005
Producing properties:				
Limon Mine, Nicaragua (a)				
Cost	$	24,781	$	22,889
Accumulated depreciation and depletion		(15,806)		(14,939)
		8,975		7,950
Bellavista Mine, Costa Rica (b)				
Cost		47,395		43,846
Accumulated depreciation and depletion		(5,172)		(615)
		42,223		43,231
Deferred stripping (c)		3,523		410
		45,746		43,641
Libertad Mine, Nicaragua (d)				
Cost		19,472		-
Accumulated depreciation and depletion		(2,627)		-
		16,845		-
Other properties:				
Cerro Quema, Panama (e)		3,698		-
Mestiza, Nicaragua (f)		304		-
		4,002		-
Corporate properties:				
Cost		193		170
Accumulated depreciation		(136)		(92)
		57		78
	$	75,625	$	51,669

(a) Limon Mine, Nicaragua

The Limon mine is located approximately 100 kilometres north of Managua, the capital of Nicaragua and includes a 1,000 tonne per day mill, an underground mine and a mineral concession that encompasses 120 square kilometers (12,000 hectares). Gold production from this mine is subject to a 3% net smelter return royalty.

Included in cost, is $2,696,000 of development expenditures on the Santa Pancha mine, which will not be depreciated until the commencement of gold production from that area, which is expected to be in the first quarter of 2007.

(b) Bellavista Mine, Costa Rica

The Bellavista mine is located approximately 70 kilometres west northwest of San Jose, the capital of Costa Rica and includes two exploitation concessions and one exploration concession under application, covering a contiguous area totaling 40 square kilometers (4,000 hectares). The Bellavista mine achieved commercial production in December 2005. The Company was responsible for a final purchase payment of $896,000 to a former owner of the Bellavista mine upon the commencement of a specified level of production. This amount has been paid in 2006 and included in the cost of property, plant, and equipment.

The mine is subject to the Carib and Montezuma royalty interests. The Carib royalty consists of an annual advance payment of $200,000 and a dividend payable upon commencement of production determined by a complex mechanism involving varying percentages of the mine's net cash flow which is calculated after taking into account all other royalties and any Costa Rican taxes due. The production royalty escalates based on the extent to which mine project expenditures have been recovered by the Company. The project expenditures include all pre production and capital costs incurred from 1984 together with compounded interest (calculated at the U.S. prime rate plus 2%) on such expenditures until production commences (in total this number is known as the "expenditure base"). The Carib production royalty is at 7.22% until the expenditure base is repaid, 13.25% until twice the expenditure base is repaid and 25.78% thereafter. The Montezuma royalty is calculated in a similar fashion to the Carib royalty, but is based on net cash flow before income tax, and varies from 3% to 10%.

In February 2006, the Company sold surplus land near the Bellavista mine for $900,000. The gain on the sale, net of selling expenses, was $855,000 and has been recorded as other income.

Included in cost is $1,821,000 of expenditures related to the installation of the mill facility, which will not be depreciated until the mill has been commissioned, which will be January 1, 2007.

(c) Deferred stripping

		2006		2005
Balance, beginning of period	**$**	**410**	$	-
Costs deferred		**3,298**		410
Amortization		**(185)**		-
Balance, end of period	**$**	**3,523**	$	410

Deferred stripping costs pertain to the Bellavista mine.

(d) Libertad Mine, Nicaragua

On July 6, 2006, the Company acquired the Libertad mine (see Notes 3 and 22(d)), an active mining property located approximately 110 kilometres due east of Managua, the capital city of Nicaragua. Gold production from the mine is subject to a 2% net smelter return royalty.

A final estimate of fair value for the mine will be based on independent appraisals, discounted cash flows, quoted market prices and management estimates.

(e) Cerro Quema, Panama

On July 6, 2006, the Company acquired the Cerro Quema property (see Note 3). The Cerro Quema property is located on the Azuero Peninsula in Los Santos Province of southwestern Panama, about 45 kilometres southwest of the provincial city of Chitré and about

190 kilometres southwest of Panama City. Cerro Quema is 60% owned by Glencairn through a wholly owned subsidiary. The other 40% is held by an arm's length third party.

Gold production from the Cerro Quema property is subject to the following agreements: 2% net smelter royalty to Compania de Exploración Mineral S.A., 9% net profit royalty to Carena Equities Corp., and 2% production tax.

(f) Mestiza, Nicaragua

On September 6, 2006, Glencairn made an initial payment of $230,000 in connection with the option to acquire 100% of the Mestiza property in Nicaragua (see Note 20(d)). The Company can complete the acquisition by making further cash installments totalling $1,903,000. The installments would be due as follows:

Date		Amount
September 6, 2007		300
September 6, 2008		330
March 6, 2009		100
September 6, 2009		948
March 6, 2010		225
	$	1,903

If management chooses at any time to not make any further installments, the property rights revert to the vendors.

The property is subject to a 3% net smelter return royalty and a 3% production tax based on revenues.

(g) Keystone Mine, Canada

The Keystone mine is located approximately 1,000 kilometres northwest of Winnipeg, Manitoba and includes a mill site in Lynn Lake, Manitoba and the Farley Lake open pit. Mining operations ceased in November 1999 and milling of stockpiled ore ceased in April 2000. Reclamation of the mine sites is in progress.

On January 28, 2005, the Company sold the mill at the Keystone mine to Claude Resources Inc. ("Claude") for $82,000 and realized a gain of $82,000 on the sale. Under the terms of the sale, Claude removed all equipment from the mill site and demolished and removed the mill buildings. During the third quarter of 2005, Claude completed the removal of all equipment and the demolition and removal of the mill buildings. As a result, the Company recognized an additional gain and a reduction of the asset retirement obligation of $877,000, which represented the fair value of the removal and demolition work completed by Claude.

On June 1, 2005, the Company sold certain mining leases and claims at the Keystone mine to Seymour Exploration Corp., a public company, for $198,000. The gain realized on the sale of mineral properties was $198,000.

On December 31, 2005, the Company sold certain mining leases and claims at the Keystone mine to a private company, now Carlisle Goldfields Ltd. ("Carlisle"), for 8,000,000 common shares of Carlisle and a 2% net smelter return royalty. There was no gain realized on the sale and no value assigned to the shares received.

Substantially all of the assets of the Keystone mine have been sold or disposed of at December 31, 2006.

10. LONG-TERM DEBT

		2006		2005
Total debt	**$**	**2,500**	$	6,000
Current portion		**(2,500)**		(3,500)
Long-term debt	**$**	**-**	$	2,500

On May 12, 2005, the Company entered into a loan agreement with RMB that enabled the Company to borrow up to $6,000,000. The loan is secured by a first charge on the Company's assets. Interest on the loan is at the Libor rate plus 8%. The loan is governed by several restrictive covenants that are usual to this type of loan. The Company incurred costs of $768,000 in connection with arranging the loan agreement (see Note 7).

As at December 31, 2006, the Company had $2,500,000 (2005 - $6,000,000) outstanding under this loan agreement (see Note 22(b)). Repayments are scheduled as follows:

Date		Amount
March 31, 2007		1,000
June 30, 2007		1,500
	$	2,500

11. ASSET RETIREMENT OBLIGATIONS

	Year ended December 31, 2006				
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Mine	Total
Balance, beginning of period	$ 915	$ 556	-	$ 411	$ 1,882
Liabilities incurred	-	-	1,277	-	1,277
Liabilities settled - cash	-	-	-	(319)	(319)
Accretion expense	64	39	44	26	173
Impact of revisions in estimated cash flows adjustment to earnings	-	-	-	1,036	1,036
Balance, end of period	979	595	1,321	1,154	4,049
Less: current portion	-	-	-	(1,154)	(1,154)
	$ 979	$ 595	$ 1,321	$ -	$ 2,895

	Year ended December 31, 2005				
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Mine	Total
Balance, beginning of period	$ 1,697	$ 300	$ -	$ 1,650	3,647
Liabilities incurred	-	259	-	-	259
Liabilities settled – cash	-	-	-	(451)	(451)
Liabilities settled – non-cash	-	-	-	(877)	(877)
Accretion expense	118	20	-	104	242
Impact of revisions in estimated cash flows adjustment to earnings	(900)	(23)	-	(15)	(938)
Balance, end of period	915	556	-	411	1,882
Less: current portion	-	-	-	(210)	(210)
	$ 915	$ 556	$ -	$ 201	$ 1,672

The Company's asset retirement obligations relate to four sites:

(a) Limon Mine, Nicaragua

This site is operating. Future undiscounted cash obligations of approximately $1,403,000, most of which will be incurred after the mine closes, result mainly from the legal requirements to remove the surface facilities, seal the access to the underground workings and revegetate the tailings impoundment area. In 2006, there was no change in the estimated costs resulting in no change in the estimate of future discounted cash flows. In 2005, management determined, based on further technical testing, that a conventional clay soil cover for the tailings impoundment area was not necessary to remediate the property. Accordingly, the estimated future discounted cash flows decreased by $900,000 and was recorded through earnings because the closure costs previously capitalized were fully amortized. This amount was applied to earnings. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

(b) Bellavista Mine, Costa Rica

This site is operating. Future undiscounted cash obligations of approximately $978,000, which will be incurred after the mine closes, result mainly from the legal requirements to remove the surface facilities and contour the heap leach pad. In 2006, there were no changes in the estimated costs resulting in no change in future discounted cash flows. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

(c) Libertad Mine, Nicaragua

The site was acquired in July 2006 and is operating (see Note 22(d)). Future undiscounted cash obligations total approximately $1,838,000, the majority of which will occur from 2009 to 2012, the year the mine is scheduled to close. The expenditures result mainly from the legal requirements to remove the surface facilities and contour the heap leach pad. Further work will consist of removing the surface facilities, sterilizing any waste materials, ensuring proper drainage, adding topsoil and revegetating the grounds. Monitoring of soil and waters, dam inspections and other analysis as required will be carried out for 5 years after mine closure. Inspection of reclamation revegetation will continue for two years after the closing. The estimated cash flows were discounted using a credit adjusted risk free rate of 7%.

(d) Keystone Mine, Canada

This site is undergoing reclamation. Future undiscounted cash obligations of approximately $1,226,000 consist of dredging of the tailings pond, revegetation of the open pits and water treatment. In 2006, $319,000 (2005 - $1,328,000) was settled toward the reclamation costs at the site. In 2006, the estimated future discounted future cash flows increased by $1,036,000 due to changes in the estimated closure costs. In 2005, the estimated future discounted cash flows decreased by $15,000 due to changes in the timing of future cash obligations. The estimated cash flows were discounted using credit adjusted risk free rates ranging from 6.25% to 6.50%.

Glencairn is in the process of seeking a final release of its responsibilities for all current and future activities at the Burnt Timber mine and the Farley Lake mine sites (see Note 22(c)).

12. WARRANTS

A summary of the changes in the warrant account in 2005 and 2006 were as follows:

	Number of Warrants		Amount
At December 31, 2004	42,226	$	7,226
Prospectus financing (a)	7,900		135
Issue of warrants (b)	2,995		288
Exercise of warrant	(221)		(27)
Expiry of warrants	(11,454)		(1,709)
Exercise of agent's options	311		59
At December 31, 2005	41,757		5,972
Private placement (c)	15,000		2,293
Exercise of warrants	(5,270)		(90)
Expiry of warrants	(3,026)		(59)
Exercise of agent's options	395		14
At December 31, 2006	48,856	$	8,130

(a) The fair value of the warrants issued on December 22, 2005 was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.0
Risk free interest rate:	3.33%
Expected volatility:	40%
Dividend yield:	0%

(b) On May 12, 2005, the Company issued 2,994,720 common share purchase warrants to RMB in connection with a loan agreement (see Notes 7 and 10). Each common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.25 until November 26, 2008. The market value of each warrant at the time of issue was Cdn$0.11.

(c) The fair value of the warrants issued on July 6, 2006 as part of a private placement was estimated using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.2
Risk free interest rate:	4.42%
Expected volatility:	59%
Dividend yield:	0%

The following table summarizes further information about the warrants outstanding at December 31, 2006:

Exercise Price (Cdn$)	Number Outstanding at December 31, 2006	Expiry Date
$0.80	15,000	July 6, 2008
$1.25	33,857	November 26, 2008

13. AGENT'S OPTIONS

A summary of the changes in the agent's options in 2005 and 2006 were as follows:

	Number of Agent's Options		Amount
At December 31, 2004	1,975	$	728
Prospectus financing (a)	1,580		163
Exercise of agent's options for common shares and warrants	(622)		(259)
Expiry of agent's options	(1,353)		(469)
At December 31, 2005	1,580		163
Issue of agent's options (b)	1,800		592
Exercise of agent's options for common shares and warrants	(790)		(82)
At December 31, 2006	2,590	$	673

(a) On December 22, 2005, as part of a prospectus financing, the Agents were granted an option to acquire 1,580,000 units exercisable at Cdn$0.38 per unit expiring December 22, 2007. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.55 which expired December 22, 2006.

The fair value of the option to acquire common shares was estimated on the closing date using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.2
Risk free interest rate:	3.05%
Expected volatility:	60%
Dividend yield:	0%

(b) On July 6, 2006, as part of a private placement, the Agents were granted an option to acquire 1,800,000 units exercisable at Cdn$0.64 per unit expiring July 6, 2007. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.80 expiring July 6, 2008.

The fair value of the option to acquire common shares was estimated on the closing date using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.2
Risk free interest rate:	4.42%
Expected volatility:	59%
Dividend yield:	0%

14. CONTRIBUTED SURPLUS

A summary of the changes in the contributed surplus account in 2005 and 2006 were as follows:

		Amount
At December 31, 2004	$	2,719
Grant of employee stock options		409
Expiry of warrants		1,709
Expiry of agent's options		469
At December 31, 2005		5,306
Grant of employee stock options		1,262
Expiry of warrants		58
Exercise of stock options		(115)
At December 31, 2006	$	6,511

15. COMMON SHARES

Glencairn is authorized to issue an unlimited number of common shares without nominal or par value.

A summary of changes in the common shares in 2005 and 2006 were as follows:

	Number of Common Shares		Amount
At December 31, 2004	154,398	$	52,242
Prospectus financing (a)	15,800		5,010
Stock options exercised (c)	166		34
Warrants exercised	221		134
Agent's options exercised	622		432
Less: share issue costs	-		(720)
At December 31, 2005	171,207		57,132
Shares issued for assets acquired (Note 3)	32,000		20,667
Private placement (b)	30,000		13,898
Stock options exercised (c)	1,658		706
Warrants exercised	5,270		2,611
Agent's options exercised	790		329
Less: shares cancelled (Note 19(a))	(333)		(229)
Less: share issue costs	-		(1,827)
At December 31, 2006	240,592	$	93,287

(a) Prospectus financing

On December 22, 2005, the Company closed a prospectus financing of 15,800,000 units at a price of Cdn$0.38 per unit for aggregate gross proceeds of $5,145,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase one common share at a price of Cdn$0.55 until December 22, 2006. The Company allocated Cdn$0.37 to each common share and Cdn$0.01 to each one half of one warrant.

(b) Private Placement

On July 6, 2006, the Company closed a private placement of 30,000,000 units at a price of Cdn$0.60 per unit for aggregate gross proceeds of $16,191,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.80 until July 6, 2008. The Company allocated Cdn$0.515 to each common share and Cdn$0.085 to each half of one warrant.

(c) Stock options

Glencairn has a stock option plan whereby Glencairn's directors may from time to time grant options to directors, officers, and employees. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the average of the high and low price on the Toronto Stock Exchange on the grant date.

Historically, options granted have vested immediately. Compensation expense was recognized for the options issued in 2005 and 2006. On November 7, 2006, Glencairn passed a resolution which amended the stock option plan whereby on future grants, stock options would vest at 25% on each of the date of grant and six, twelve and eighteen months from the date of grant. As such, the estimated fair value of these options will be expensed over the options' vesting period of 18 months and recorded as contributed surplus within shareholders' equity. At December 31, 2006 there were 7,610,000 (2005 – 4,374,000) options available for grant under the plan.

In 2006, the Company recognized stock option expense of $1,262,000 (2005 - $409,000) related to options that vested under the Company's stock-based compensation plan. The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

Grant on April 21, 2006:

Expected life in years:	3
Risk free interest rate:	4.07%
Expected volatility:	58%
Dividend yield:	0%

Grant on July 21, 2006:

Expected life in years:	3
Risk free interest rate:	4.25%
Expected volatility:	61%
Dividend yield:	0%

Grant on December 19, 2006:

Expected life in years:	3
Risk free interest rate:	3.95%
Expected volatility:	60%
Dividend yield:	0%

In 2005, the fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	3
Risk free interest rate:	3.26%
Expected volatility:	60%
Dividend yield:	0%

A summary of the Company's stock option plan at December 31, 2005 and 2006, and changes during the years ended on these dates is as follows:

	Number	Weighted-Average Exercise Price
		(Cdn$)
At December 31, 2004	12,485	$ 0.73
Cancelled/Expired	(1,318)	0.87
Exercised	(166)	0.25
Granted	1,745	0.45
At December 31, 2005	12,746	0.68
Cancelled/Expired	(1,689)	0.82
Exercised	(1,658)	0.42
Granted	7,050	0.66
At December 31, 2006	16,449	$ 0.69

The following tables summarize information about the stock options outstanding at December 31, 2006:

			Options Outstanding		
				Options Exercisable	
Exercise Prices	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2006	Weighted-Average Exercise Price
(Cdn$)		(in years)	(Cdn$)		(Cdn$)
$0.23 to $0.50	2,735	2.5	$ 0.45	2,735	$ 0.45
$0.55 to $0.95	13,631	3.2	0.73	11,375	0.75
$1.17 to $1.77	83	0.5	1.52	83	1.52
$0.23 to $1.77	16,449	3.1	$ 0.69	14,193	$ 0.69

16. INCOME TAXES

(a) The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective rate on income is as follows:

	2006	2005
Combined statutory rate	**36.1%**	36.1%
Expected income tax recovery at statutory rate	**$ (2,673)**	$ (1,472)
Difference in foreign tax rates	**(600)**	582
Non-recognition of benefit of losses	**2,814**	742
Non-deductible expenses		
Stock option expense	**459**	148
	$ -	$ -
Effective tax rate	**0.0%**	0.0%

(b) The Company has operating losses of prior years available to offset future taxable income in Canada and Nicaragua. Substantially all of these losses are restricted in their utilization to income from mining operations and expire as follows:

	Canada	Costa Rica	Nicaragua Limon Mine	Nicaragua Libertad Mine
				(c)
Expiry				
2007	3,587	-	4,799	10,482
2008	3,057	-	5,296	9,983
2009	2,401	-	1,548	10,345
2010	2,722	602	-	-
2011	8,076	-	-	-
2012	4,794	-	-	-
2013	5,662	-	-	-
	$ 30,299	$ 602	$ 11,643	30,810

The potential benefit of these losses has not been recognized in the consolidated financial statements.

(c) For the Nicaraguan Libertad mine, losses expire on June 30 of each year.

(d) For Canadian income tax purposes, the Company has temporary differences of $17,766,000, which do not expire and relate to mineral properties and fixed assets. The benefit of these differences has not been recognized in the consolidated financial statements as the criteria for realization has not been met.

17. SUPPLEMENTAL CASH FLOW INFORMATION

Change in non cash working capital

		2006		2005
Accounts receivable, notes receivable and prepaids	$	(2,979)	$	2,327
Product inventory		(3,915)		(2,703)
Supplies inventory		830		574
Accounts payable and accrued liabilities		(2,713)		2,506
	$	(8,777)	$	2,704

Non-cash financing activities

		2006		2005
Shares issued for purchase of CAMHL and RNC Panama	$	20,667	$	-
Deferred financing costs settled by issue of warrants	$	-	$	288
Asset retirement obligations	$	-	$	259

Non-cash investing activities

		2006		2005
Marketable securities received as proceeds from the sale of property, plant and equipment	$	-	$	300
Asset retirement costs incurred	$	-	$	259

Operating activities included the following cash payments:

		2006		2005
Interest paid	$	642	$	413

18. FINANCIAL INSTRUMENTS

The carrying value of the Company's short term financial instruments, comprised of cash and cash equivalents, accounts receivable, note receivable, accounts payable and accrued liabilities, approximate their fair values due to their short term nature.

19. RELATED PARTY TRANSACTIONS

(a) On September 6, 2006, the Company settled an outstanding loan receivable of Cdn$425,000 on receipt and cancellation of 333,333 common shares of the Company from a former director. At December 31, 2005, the carrying value of the loan was written down by $229,000 to its net realizable value of $123,000, which was the market value of the pledged common shares. This loan was non-interest bearing. A loss of $21,000 was recognized upon extinguishment of the debt and cancellation of the common shares.

(b) General and administrative expense at December 31, 2006 includes a recovery of $287,000 (2005- $227,000) from Blue Pearl Mining Ltd. ("Blue Pearl") for administrative services provided to Blue Pearl. Three of the directors of Blue Pearl were also directors of the Company. Accounts receivable at December 31, 2006 includes $31,000 (2005 - $22,000) related to these amounts.

20. CONTINGENCIES AND COMMITMENTS

(a) The Company's mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations. The Company records provisions for post-closure reclamation obligations based on management's estimate of such costs at that time. Such estimates are, however, subject to changes in laws and regulations.

(b) The Company is involved in various legal actions in the normal course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company's financial position or its results.

(c) (i) In November 2004, a complaint was filed by the State of Maine against Black Hawk Mining Inc. ("Black Hawk"), a wholly owned subsidiary of the Company; Kerramerican, Inc. ("Kerramerican"), a subsidiary of Noranda Inc. ("Noranda"); and Denison Energy Inc. ("Denison") in respect of the remediation of a former base metal mining operation near Blue Hill, Maine in which Black Hawk held a 40% interest. The mine closed in 1977 and was rehabilitated in accordance with the approved mine closure plan by Kerramerican, who was the operator and holder of the remaining 60% interest in the operation. The complaint alleges that the mine site is a hazardous waste treatment, storage or disposal facility and that each of the named parties has or is contributing to past or present handling, storage, treatment or disposal of hazardous wastes. The State of Maine had indicated that its objective is the additional remediation of the site.

In February 2005, Kerramerican joined the Company and Denison Mines Inc. in its pleadings. It is not possible to predict the likelihood of recovery from the Company; however, under applicable federal and state law, any potentially responsible party is jointly and severally liable for 100% of all required remediation. It is then up to the potentially responsible parties to negotiate or obtain an adjudication of their respective allocable shares of such responsibility. Glencairn believes that Black Hawk is not responsible for the additional remediation because Black Hawk was fully indemnified in the joint venture agreement by Kerramerican. Proceedings have been commenced in Ontario by Black Hawk to enforce the indemnity.

On March 6, 2007, the United States District Court granted a motion for summary judgment against Black Hawk in which it concluded that Black Hawk has liability at the Blue Hill mine site and, unless otherwise excused, is responsible for damages at the site. The liability of Denison Mines has not been determined. The remaining issue for the second phase of the case will be the amount of damages assessed to each party (Kerramerican, Denison, and Black Hawk), and the extent to which the contractual indemnity will require indemnity from Kerramerican for Black Hawk and/or Denison.

The outcome of this litigation cannot be determined at this time.

(ii) In November 2004, Black Hawk commenced proceedings in Ontario for, inter alia, a declaration that Kerramerican, Keradamex Inc. ("Keradamex"), a subsidiary of Noranda, and Noranda are bound to indemnify and save harmless Black Hawk in accordance with the terms of the joint venture agreement. In January 2005, Kerramerican, Keradamex, and Noranda issued a counterclaim against Black Hawk, the Company, Dension Mines Inc., and Denison Energy claiming damages in the amount of $15,000,000, contribution and indemnity and a declaration that the defendants by counterclaim are liable under Maine common law and U.S. statutory law for the contamination of the Blue Hill property. The counterclaim is being defended on the grounds that the Company is not a proper party and that Black Hawk has no liability given the indemnity.

(d) The Company is committed to issuing 375,000 common shares (valued at $225,000) in consideration for liens to be removed on the Mestiza properties acquired on September 6, 2006 (see Note 9(f)).

Contractual Obligations

The following table presents, as at December 31, 2006, the Company's known contractual obligations, aggregated by type of contractual obligation:

	Payments due in					
Description	Total	2007	2008	2009	2010	2011 and later
Long-term debt	$ 2,500	$ 2,500	$ -	$ -	$ -	$ -
Operating leases	1,020	431	467	120	1	1
Purchase obligations	27,864	18,785	6,559	1,260	1,260	-
Site reclamation and closure	5,445	1,226	32	113	541	3,533
	$ 36,829	$ 22,942	$ 7,058	$ 1,493	$ 1,802	$ 3,534

Operating leases are for premises and equipment. Purchase obligations are for the mining contract at the Bellavista mine and consumable supplies at the Bellavista, Limon and Libertad mines. Site reclamation and closure contractual obligations presented are based on estimated amounts that will be discharged. Asset retirement obligations presented in Note 11 are shown on a discounted cash flow basis.

21. SEGMENT INFORMATION

The Company is organized into four operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica), Libertad (Nicaragua) and "Other". The Other segment includes: Cerro Quema property, Mestiza property, Keystone Mine (ceased operations in April 2000), Vogel Property (sold during 2005), and corporate operations. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the following table:

(i) Segment Balance Sheets

	Year ended December 31, 2006				
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total
Capital expenditures	$ 2,335	$ 6,808	$ 550	$ 23	$ 9,716
Cash and cash equivalents	$ 360	$ 735	$ 283	$ 8,189	$ 9,567
Other current assets	6,096	7,673	3,494	2,132	19,395
Property, plant and equipment	8,975	45,746	16,845	4,059	75,625
Other non-current assets	-	250	-	523	773
Total assets	$ 15,431	$ 54,404	$ 20,622	$ 14,903	$ 105,360

	Year ended December 31, 2005				
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total
Capital expenditures	$ 2,922	$ 16,116	$ -	$ 21	$ 19,059
Cash and cash equivalents	$ 460	$ 163	$ -	$ 6,176	$ 6,799
Other current assets	7,106	3,579	-	303	10,988
Property, plant and equipment	7,950	43,641	-	78	51,669
Other non-current assets	-	250	-	533	783
Total assets	$ 15,516	$ 47,633	$ -	$ 7,090	$ 70,239

(ii) Segment Statements of Operations

	Year ended December 31, 2006				
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total
Sales	$ 20,003	$ 23,115	$ 9,032	$ -	$ 52,150
Cost of sales	15,510	12,275	11,363	-	39,148
Royalties and production taxes	1,250	462	449	-	2,161
Depreciation and depletion	1,283	4,760	2,401	47	8,491
Accretion expense	64	39	45	25	173
Environmental remediation	-	-	-	2,750	2,750
	18,107	17,536	14,258	2,822	52,723
Earnings (loss) from mining operations	1,896	5,579	(5,226)	(2,822)	(573)
Expenses and other income					
General and administrative	-	-	-	4,448	4,448
Stock options and warrants	-	-	-	1,262	1,262
Exploration	172	-	291	81	544
Other (income) expenses	(14)	(751)	867	477	579
	158	(751)	1,158	6,268	6,833
Net income (loss)	$ 1,738	$ 6,330	$ (6,384)	$ (9,090)	$ (7,406)

	Year ended December 31, 2005				
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total
Sales	$ 17,474	$ 1,909	$ -	$ -	$ 19,383
Cost of sales	14,615	1,316	-	-	15,931
Royalties and production taxes	1,040	38	-	-	1,078
Depreciation and depletion	1,217	382	-	42	1,641
Accretion expense	118	20	-	104	242
Environmental remediation	(900)	(23)	-	(15)	(938)
	16,090	1,733	-	131	17,954
Earnings (loss) from mining operations	1,384	176	-	(131)	1,429
Expenses and other income					
General and administrative	-	-	-	3,534	3,534
Stock options and warrants	-	-	-	409	409
Exploration	1,387	-	-	2	1,389
Other (income) expenses	619	944	-	(1,389)	174
	2,006	944	-	2,556	5,506
Net loss	$ (622)	$ (768)	$ -	$ (2,687)	$ (4,077)

The Company's gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers world wide, future sales may not be limited to these customers.

22. SUBSEQUENT EVENTS

(a) Dobles Settlement

On January 30, 2007, the courts in Costa Rica garnished the cash account balance at the Bellavista mine stemming from Glencairn's loss in an arbritation case with Dobles (see Note 4(a)). These Bellavista bank accounts are currently unavailable for operations and have cash balances of approximately $243,000. The Company is currently seeking alternatives in compensating Dobles in order to have the cash released.

(b) Violation of Debt Covenants

In January 2007, the Company violated certain covenants on its long-term debt with RMB. The Company has obtained a waiver from RMB on these covenants.

(c) Keystone Mine Reclamation

On January 16, 2007, Glencairn agreed in principle with the Province of Manitoba (the "Province") with regards to settling on a final release from all of its residual environmental responsibilities at the Burnt Timber mine and the Farley Lake mine sites.

It was proposed at an earlier meeting that the Province would release Glencairn from all of its residual environmental responsibilities in the Province upon payment of the sum of Cdn$2,000,000, payable in installments, provided Glencairn completes the remediation of the Burnt Timber mine and the remediation of the Farley Lake mine and removal of other buildings. Glencairn has accepted this offer in principle and has offered two alternative scenarios for final structuring of the transaction. Under either scenario, the Province would provide to Glencairn a release of any and all obligations of any nature, kind or description arising out of or in any way related to its use or occupation of any mineral property in Manitoba, and provide to Glencairn an indemnity to compensate Glencairn from any claim whatsoever that is at anytime thereafter ever made against Glencairn or its officers, directors or employees arising out of or in any way connected with any mining property ever owned by or operated by Glencairn and any of its subsidiaries or affiliates or predecessors in name in Manitoba. The effective date of the Province assuming all of its obligations under the Agreement and of Glencairn being released from its obligations shall be the date of execution of the agreement and would be conditional on Glencairn fulfilling its obligations and making all payments under the definitive agreement.

The Province has indicated it could take up to one year before final approval is obtained. Based on the current agreement, in principle, management has recorded a Cdn$2,000,000 liability which has been included in accounts payable and accrued liabilities at December 31, 2006. The amount would be payable in four annual installments of Cdn$500,000 each, with the first installment payable within 60 days of receiving final approval from the Province.

(d) Libertad Suspension

On February 21, 2007, Glencairn announced that it is planning to expand gold production at its Libertad mine in Nicaragua by converting the heap-leach mine to a conventional milling operation. Preliminary internal studies have been undertaken in consultation with an external engineering firm. Glencairn currently estimates that the expansion will require approximately two years to complete after completion of a feasibility study expected in mid-2007. Mining operations at Libertad will be suspended during this period commencing the end of March 2007.

23. DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those principles that Glencairn would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and the requirements of the Securities and Exchange Commission (together, "US GAAP"). The major differences between Canadian and US GAAP and their effect on the consolidated financial statements are as follows:

The following table reconciles the balance sheet amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	December 31, 2006			December 31, 2005		
	Canadian GAAP	US GAAP Adjustments	US GAAP	Canadian GAAP	US GAAP Adjustments	US GAAP
Assets						
Current						
Cash and cash equivalents	$ 9,567	$ -	$ 9,567	$ 6,799	$ -	$ 6,799
Marketable securities (c)	105	514	619	210	1,036	1,246
Accounts receivable, notes receivable and prepaids	5,300	-	5,300	1,610	-	1,610
Product inventory (a)	8,797	1,043	9,840	3,799	871	4,670
Supplies inventory	5,193	-	5,193	5,369	-	5,369
	28,962	1,557	30,519	17,787	1,907	19,694
Deferred financing costs	178	-	178	533	-	533
Restricted cash	595	-	595	250	-	250
Property, plant and equipment (a) (b)	75,625	(10,353)	65,272	51,669	(6,598)	45,071
	$ 105,360	$ (8,796)	$ 96,564	$ 70,239	$ (4,691)	$ 65,548
Liabilities						
Current						
Accounts payable and accrued liabilities	$ 11,674	$ -	$ 11,674	$ 7,933	$ -	$ 7,933
Current portion of long-term debt	2,500	-	2,500	3,500	-	3,500
Current portion of asset retirement obligations (e)	1,154	-	1,154	210	-	210
	15,328	-	15,328	11,643	-	11,643
Long-term debt	-	-	-	2,500	-	2,500
Asset retirement obligations (e)	2,895	(13)	2,882	1,672	(56)	1,616
	2,895	(13)	2,882	4,172	(56)	4,116
Non -controlling interest	91	-	91	-	-	-
	18,314	(13)	18,301	15,815	(56)	15,759
Shareholders' Equity						
Warrants	8,130	-	8,130	5,972	-	5,972
Agent's options	673	-	673	163	-	163
Contributed surplus (f)	6,511	(272)	6,239	5,306	64	5,370
Common shares (h)	93,287	33,234	126,521	57,132	33,234	90,366
Accumulated comprehensive other income (c)	-	514	514	-	1,036	1,036
Restated deficit (j)	(21,555)	(42,259)	(63,814)	(14,149)	(38,969)	(53,118)
	87,046	(8,783)	78,263	54,424	(4,635)	49,789
	$ 105,360	$ (8,796)	$ 96,564	$ 70,239	$ (4,691)	$ 65,548

The following table reconciles the statement of operations amounts as reported under Canadian GAAP with those amounts that would have been reported under US GAAP:

	Year ended December 31	
	2006	2005
Net loss – Canadian GAAP	**$ (7,406)**	$ (4,077)
Increased sales (a)	**1,638**	4,613
Increased cost of sales (a)	**(5,560)**	(8,838)
Decreased (increased) depreciation and depletion expense (a) (b)	**339**	(794)
Decreased accretion expense (e)	**3**	14
Decreased environmental remediation (e)	**-**	(3)
Reduction in compensation expense (f)	**336**	-
Increased foreign exchange gain (a) (e)	**10**	433
Net loss – US GAAP	**$ (10,640)**	$ (8,652)
Other comprehensive income:		
Realized (gains) losses on marketable securities, net of taxes (c)	**17**	(16)
Unrealized gains (losses) on marketable securities, net of taxes (c)	**(539)**	1,036
Other comprehensive income (loss) – US GAAP	**(522)**	1,020
Comprehensive loss – US GAAP	**$ (11,162)**	$ (7,632)
Loss per share – basic and diluted – US GAAP	**$ (0.05)**	$ (0.05)

The following table shows the Statement of Comprehensive Income for the years ended December 31, 2006 and 2005:

	Year ended December 31	
	2006	2005
Opening balance	**$ 1,036**	$ 16
Unrealized gains (losses) on marketable securities (c)	**(539)**	1,036
Realized gains (losses) on marketable securities (c)	**17**	(16)
Ending balance	**$ 514**	$ 1,036

a) Property, plant and equipment

Canadian GAAP allows costs, net of revenue received, associated with the period prior to commercial production of the Bellavista mine to be included in the cost of the property until such time that the operations achieve commercial production. Under US GAAP, commercial production occurs when ore is stacked on the leach pad and is ready to be processed. The costs incurred while ore is placed on the pad are included in product inventory. For Canadian GAAP purposes, the Bellavista mine achieved commercial production in December 2005. However, for US GAAP purposes, commercial production began in April 2005.

The effect of the difference in the start date at the Bellavista mine has been to increase product inventory by $230,000 (December 31, 2005 – increase $461,000), decrease property, plant and equipment by $230,000 (December 31, 2005 – decrease $4,063,000), increase sales by $nil (December 31, 2005 - increase $4,613,000) and cost of sales by $871,000 (December 31, 2005 - increase $8,838,000).

Under Canadian GAAP certain post-production stripping costs have been deferred. Under US GAAP, these costs are considered to be variable production costs and are included in product inventory. This difference has resulted in a decrease of property, plant and equipment of $3,041,000 (2005 – $410,000), an increase in cost of goods sold of $3,523,000 (2005 - $nil) and a reduction of depreciation expense of $482,000 (2005 - $nil).

The Santa Pancha area of the Company's Limon mine is scheduled to start production for Canadian GAAP purposes in the first quarter of 2007. For US GAAP, production started on September 1, 2006. The effect of the startup on the Company's financial statements for US

GAAP purposes is to increase sales $1,638,000 (December 31, 2005 - $nil), increase cost of goods sold $1,166,000 (December 31, 2005 - $nil), increase product inventory $813,000, (December 31, 2005 - $nil), and to decrease property, plant and equipment $391,000 (December 31, 2005 - $nil).

Certain previously acquired exploration rights were sold in 2001 through an exchange of non-monetary assets. Under US GAAP, the value of these rights was $2,329,000 higher than under Canadian GAAP as a result of a difference in the selection of the measurement date. Accordingly, when these rights were sold, the loss on disposition was $2,329,000 greater than US GAAP.

b) Depreciation and depletion

Prior to 2003, the Company issued shares of common stock in connection with the acquisition of certain mining properties that was accounted for by the purchase method of business combinations. Under Canadian GAAP, the measurement date for the consideration given was the date the transaction closed. Pursuant to Accounting Principles Board Opinion No. 16 "Business Combinations", as interpreted, the measurement date for US GAAP purposes was the day the acquisition was announced. The difference in the measurement date resulted in an increase in value of the common stock issued for US GAAP purposes by $4,635,000. This difference was allocated to property, plant and equipment with respect to the operating mine and exploration site acquired.

(i) The Company has, for Canadian GAAP, calculated depreciation based on the costs incurred to develop the Limon mine amortized into income based on the proven and probable reserves for the mine. US GAAP calculates depreciation on the cost incurred to develop a certain area within the overall mine.

(ii) For Canadian GAAP, the Company has calculated depreciation for the Bellavista mine based on costs that were incurred during the period prior to commercial production (see (a) above). Additionally, the Company has depreciated the Bellavista mine for the production period as defined under Canadian GAAP. Under US GAAP, depreciation has been calculated from April 2005.

The effect of the above adjustments has been to increase depreciation and depletion expense by $143,000 for the year ended December 31, 2006 and increase depreciation by $794,000 for the year ended December 31, 2005.

c) Other comprehensive income

Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of net earnings and other comprehensive income where other comprehensive income is the change in equity during the period that arises from transactions and other events that are related to non-owner sources. Further, under Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), portfolio investments classified as available-for-sale securities are recorded at market (see (g)). Total other comprehensive loss for the year was $522,000 (2004 – income $1,020,000).

d) Issuance of equity instruments for payment of liabilities

In connection with a royalty agreement entered into prior to 2002, the Company was required to issue shares of common stock to settle these royalty liabilities. As required by the agreement, these shares were issued at a discount to the market price at that time. SFAS No. 123 required these transactions to be valued at the market value of the shares issued. The difference in the valuations was recorded as an increase to share capital and an increase to the retained deficit. There is no net income effect for the years ended December 31, 2006 or 2005.

e) Asset retirement obligations

On January 1, 2003, the Company adopted Statement of Financial Accounting Standard No. 143 "Accounting for Asset Retirement Obligations" (SFAS 143). The difference in adoption date for Canadian and US GAAP purposes has resulted in a valuation difference in the asset retirement obligation resulting from the change in exchange rates. These liabilities mainly relate to obligations at the active and inactive mines to perform reclamation and remediation activities to meet the legal requirements of existing environmental laws and regulations that govern the Company's mining properties.

Asset Retirement Obligations – US GAAP

	Year ended December 31, 2006	Year ended December 31, 2005
Balance, beginning of period	**$ 1,826**	$ 3,412
Liabilities incurred	**1,277**	259
Changes in cash flow estimates	**1,037**	(935)
Liabilities settled	**(274)**	(1,138)
Accretion expense	**170**	228
Balance, end of period	**4,036**	1,826
Less: current portion	**(1,154)**	(210)
	$ 2,882	$ 1,616

f) Stock-based compensation

In December 2004, FASB issued SFAS 123R, "Share-Based Payment," which revised SFAS 123. SFAS 123R supercedes APB Opinion 25, "Accounting for Stock Issued to Employees". SFAS 123R requires measurement and recording to the financial statements of the cost of employee services received in exchange or an award of equity based instruments based on the grant date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Additionally SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from original estimates.

The Company's stock-based compensation expense from stock options will be reduced for expected forfeitures. For purposes of US GAAP, the Company is adopting SFAS 123R using the modified prospective transition method. In accordance with the modified prospective transition method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R as there were no unvested options outstanding at December 31, 2005. Total stock option expense has been reduced by $336,000 to reflect the estimate of forfeitures.

Since the Company continues to operate at a net loss, the adoption of SFAS 123R had no tax-related effects on cash flow from operations and cash flow from financing activities for the year ending ended December 31, 2006.

The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's common stock.

Stock option grant expense of $926,000 and $409,000 was recognized for the years ended December 31, 2006 and 2005, respectively.

g) Marketable securities

Under Canadian GAAP, marketable securities are valued at the lower of cost and market with any write downs recorded as a charge to earnings in the period. Pursuant to SFAS 115 marketable securities that are classified as "available for sale" are to be carried at fair value and unrealized gains or losses are included in the determination of other comprehensive income. An impairment on available-for-sale securities is recorded in income if such loss is determined to be other than temporary. All of the Company's marketable securities held at December 31, 2006 were classified as "available for sale". As a result, a mark-to-market adjustment of $514,000 (2005 - $1,036,000) was recorded through comprehensive income to record investments at fair value.

h) Common shares

	December 31, 2006	December 31, 2005
Canadian GAAP	**$ 93,287**	$ 57,132
Acquisition of certain mining properties (b)	**4,635**	4,635
Issuance of equity instruments for payment of liabilities (d)	**208**	208
Reversal of reduction in the paid-up share capital on the common shares of Black Hawk (i)	**28,391**	28,391
	33,234	33,234
US GAAP	**$ 126,521**	$ 90,366

i) Black Hawk Adjustment

On October 10, 2003, the shareholders of Black Hawk confirmed and ratified a special by-law whereby the paid up capital of the common shares was reduced, effective immediately prior to the amalgamation with a wholly owned subsidiary of Glencairn, by an amount equal to the deficit at the time of the reduction. The deficit was reduced by $28,391,000 and $28,391,000 was deducted from the stated capital of Black Hawk. In this instance, US GAAP does not allow for such a reduction in common shares to be recorded.

j) Deficit

	December 31, 2006	December 31, 2005
Canadian GAAP	**$ (21,555)**	$ (14,149)
Increased revenue (a)	**6,251**	4,613
Increased cost of sales (a)	**(14,398)**	(8,838)
Decreased depreciation and depletion expense (b)	**(3,469)**	(4,431)
Reduction in stock compensation expense (f)	**336**	-
Increased foreign exchange gain (a)	**-**	623
Issuance of equity instruments for payment of liabilities (c)	**(272)**	(272)
Asset retirement obligations (e)	**13**	56
Property, plant and equipment written down (a)	**(2,329)**	(2,329)
Reversal of reduction in the paid-up share capital on the common shares of Black Hawk (i)	**(28,391)**	(28,391)
	(42,259)	(38,969)
US GAAP	**$ (63,814)**	$ (53,118)

k) Recently released accounting standards

In March, 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligation – an interpretation of FASB 143". FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation. It also provides criteria for determining when an asset retirement obligation may be estimated reasonably. The interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Retroactive application for interim financial information is permitted but not required. The Company has adopted this standard which did not have a significant impact on its results of operations.

In March 2005, FASB ratified EITF 04-06 "Accounting for Stripping Costs Incurred during Production in the Mining Industry". EITF 04-06 has established that stripping costs during the production phase of a mine are to be considered as part of the variable production costs and should therefore be included in the cost of the inventory to be sold. The Company early adopted this standard. EITF 04-06 affects the variable production costs at the Company's Bellavista mine. The Company has included stripping costs during the production phase of the mine as part of production costs.

In May 2005, the FASB issued SFAS 154 – "Accounting Changes and Error Corrections", a replacement of APB Opinion 20 and FASB Statement 3. This Statement changes the requirements for the accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this statement to have a material effect on the Company's consolidated financial position and results of operations. SFAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in the transition phase as of the effective date of SFAS 154.

FIN 48, "Accounting for Uncertainty in Income Taxes", clarifies accounting for income taxes by prescribing a minimum recognition threshold a tax benefit is required to meet before being recognized. A company would be required to recognize the best estimate of a tax position if that position is more likely than not of being sustained upon examination, based solely on the technical merits of the position. This change is effective beginning in 2007. The Company has not yet determined the impact of adopting FIN 48.

In November 2005, FASB issued FASB Staff position Nos. FAS 115-1 and FAS 124-1 "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("FSP 115"). FSP 115 provided guidance as to when impairment in a marketable security was more than temporary in nature and what, if any, loss on an impairment marketable security should be recognized. FSP 115 was effective for financial periods beginning after December 15, 2005. The Company has complied with the provisions of this position.

In September 2006, the FASB issued FSP No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities". The FSP permits companies to account for planned major maintenance activities using either the direct expensing method, the built-in overhaul method or the deferral method. The FSP will be effective for the Company January 1, 2007 and is to be adopted on a retrospective basis. The Company is currently assessing the alternative accounting treatments available under the FSP.

SFAS 157, "Fair Value Measurements" ("SFAS 157") issued in September 2006 defines fair value, establishes a framework for measuring fair value of assets and liabilities, and expands disclosures about fair value measurements. SFAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value. SFAS 157 does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and should be applied prospectively. The Company has not yet determined the impact of adopting SFAS 157.

Under Canadian GAAP, share purchase warrants and agent's options are accounted for as equity. A new interpretation under US GAAP would require that when a Company's share purchase warrants and/or agent's options have an exercise price denominated in a currency other than a Company's functional currency, those items must be fair valued with any resulting gains or losses being included in the calculation of US GAAP earnings. The Company is currently assessing the impact this may have on its financial statements.

In February 2007, FASB issued SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities", which includes an amendment of SFAS 115. This statement which is expected to expand fair value measurement, allows entities the option to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007 provided the entity also elects to apply the provisions of FASB Statement No. 157, "Fair Value Measurements". The Company is currently assessing the impact, if any, SFAS 159 may have on the Company's consolidated financial statements.

Corporate Information

BOARD OF DIRECTORS

Donald K. Charter [1][2]
Toronto, Ontario

Ron Gagel [1][3]
Toronto, Ontario

Bruce Humphrey
Midland, Ontario

J. John Kalmet [3][4]
Delta, British Columbia

Kerry J. Knoll
Toronto, Ontario

Patrick J. Mars [1][3]
Toronto, Ontario

Ian J. McDonald [2]
Toronto, Ontario

Peter W. Tagliamonte
North Bay, Ontario

OFFICERS

Kerry J. Knoll
Executive Chairman

Peter W. Tagliamonte
President and Chief
Executive Officer

Denis C. Arsenault
Chief Financial Officer

Graham Speirs [4]
Chief Operating Officer

Michael B. Gareau
Vice President, Exploration

Gaston C. Araya [4]
Vice President, Operations

Lorna D. MacGillivray
Corporate Secretary
and General Counsel

Olav Svela
Vice President, Investor Relations

1 Audit Committee
2 Corporate Governance Committee
3 Compensation Committee
4 Safety and Environment Committee

HEAD OFFICE

500 – 6 Adelaide St. E.
Toronto, Ontario
Canada M5C 1H6
Phone 416-860-0919
Toll Free 1-800-509-3331
Fax 416-367-0182

info@glencairngold.com
www.glencairngold.com

STOCK EXCHANGE LISTINGS

Common Shares
Toronto Stock Exchange: GGG
American Stock Exchange: GLE

Warrants
Toronto Stock Exchange: GGG.WT

TRANSFER AGENT AND REGISTRAR

Equity Transfer & Trust Company
200 University Avenue, Suite 400
Toronto, Ontario
Canada M5H 4H1

Toll Free: 1-866-393-4891
Phone 416-361-0152
Fax 416-361-0470
Email: info@equitytransfer.com

AUDITORS

PricewaterhouseCoopers LLP
Toronto, Ontario

LEGAL COUNSEL

Cassels Brock & Blackwell LLP
Toronto, Ontario

Design: Macrae Design Inc.

Glencairn Gold Corporation

500 – 6 Adelaide St. E.
Toronto, Ontario
Canada M5C 1H6

Phone 416-860-0919
Toll Free 1-800-509-3331
Fax 416-367-0182

info@glencairngold.com
www.glencairngold.com

END